Exhibit 99.1

Third Quarter 2011

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Highlights

Perifosine

•

July 12, 2011: We announced that the European Patent Office had granted a patent for the use of alkylphosphocolines, more specifically perifosine, in combination with anti-tumor anti-metabolites, which include among others 5FU (“fluorouracil”) and capecitabine in the preparation of a medicament for the treatment of benign and malignant tumors. This patent will expire on July 28, 2023.

•	July 27, 2011: We announced the completion of patient recruitment (over 465 patients) for the ongoing Phase 3 trial with perifosine in refractory advanced colorectal cancer.

•

August 31, 2011: We announced the completion of the pre-specified safety and futility interim analysis by the Data Safety Monitoring Board (“DSMB”) for the Phase 3 trial with perifosine in refractory advanced colorectal cancer. The DSMB recommended that the trial proceed as planned.

•

Subsequent to quarter-end, we announced that two articles on perifosine had been published in the October 2011 online issue of the Journal of Clinical Oncology (“JCO”), in which positive Phase 2 results in metastatic colorectal cancer and positive Phase 1/2 results in relapsed/refractory multiple myeloma were reported.

AEZS-108

•

September 14, 2011: We presented positive final Phase 2 efficacy and safety data for AEZS-108 in advanced endometrial cancer at the 17th International Meeting of the European Society of Gynecological Oncology in Milan, Italy.

•

September 26, 2011: We announced positive interim data for the Phase 1 portion of our Phase 1/2 trial with AEZS-108 in castration and taxane resistant prostate cancer at the European Society of Medical Oncology (“ESMO”) meeting in Stockholm, Sweden.

•

October 25, 2011: Subsequent to quarter-end, we announced that the United States Food and Drug Administration (“FDA”) had granted an Investigational New Drug (“IND”) approval to Alberto J. Montero, M.D., of the Sylvester Comprehensive Cancer Center, for a Phase 2 trial in triple-negative breast cancer with AEZS-108.

AEZS-130

•	July 26, 2011: We announced the completion of the Phase 3 study for AEZS-130 as a first oral diagnostic test for adult growth hormone deficiency (“AGHD”).

Third Quarter MD&A – 2011

•

August 30, 2011: We announced favorable top-line results for the completed Phase 3 study for AEZS-130 as first oral diagnostic test for AGHD and our intent to meet with FDA for the future filing of a New Drug Application (“NDA”).

AEZS-120

•

July 20, 2011: We announced that we had reached a key milestone in the non-clinical development of AEZS-120, our oral prostate cancer vaccine candidate. The program encompassed the full development of Good Manufacturing Practice (“GMP”) process as well as a safety and toxicology package.

AEZS-131

•

August 30, 2011: We announced pre-clinical results demonstrating anti-tumor activity in different human tumor cell lines for AEZS-131, our novel, orally active anti-cancer Erk inhibitor, at the American Chemical Society National Meeting in Denver, Colorado.

Corporate Developments

•

During the three-month period ended September 30, 2011, we raised a total of approximately $9.6 million in gross proceeds pursuant to the At-the-Market (“ATM”) sales agreement of June 2011 (the “June ATM Sales Agreement”).

Subsequent to quarter-end

•

From October 1, 2011 through November 9, 2011, the Company issued a total of approximately 3.8 million common shares under the June ATM Sales Agreement for aggregate gross proceeds of approximately $6.2 million.

Introduction

This Management’s Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows of Aeterna Zentaris Inc. for the three-month and nine-month periods ended September 30, 2011. In this MD&A, “Aeterna Zentaris”, the “Company”, “we”, “us”, “our” and the “Group” mean Aeterna Zentaris Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in the Company’s interim consolidated financial statements as at September 30, 2011 and for the three-month and nine-month periods ended September 30, 2011 and 2010.

All amounts in this MD&A are presented in US dollars, except for share, option and warrant data, per share and per warrant data and as otherwise noted.

Adoption of International Financial Reporting Standards (“IFRS”)

In 2008, the Canadian Accounting Standards Board confirmed that all publicly accountable enterprises must adopt IFRS in place of Canadian generally accepted accounting principles (“Canadian GAAP”) beginning on January 1, 2011 (for entities with a calendar year-end). As such, our unaudited interim consolidated financial statements as at September 30, 2011 and for the three-month and nine-month periods then ended have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial statements. Additionally, our unaudited consolidated statement of financial position as at January 1, 2010 and our comparative unaudited consolidated financial statements for 2010 have been adjusted to reflect our adoption of IFRS on a retrospective basis, effective on January 1, 2010 (the “Transition Date”). Consequently, all comparative financial information presented in this MD&A reflects the consistent, retrospective application of IFRS.

Third Quarter MD&A – 2011

A complete description of our transition to IFRS, including reconciliations of previously reported Canadian GAAP information, is provided in note 21 to our unaudited interim consolidated financial statements as at March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010, and in note 18 to our unaudited interim consolidated financial statements as at September 30, 2011 and for the three-month and nine-month periods ended September 30, 2011 and 2010, which notes are incorporated by reference herein.

About Forward-Looking Statements

This document contains forward-looking statements, which reflect our current expectations regarding future events. Forward-looking statements may include words such as “anticipate”, “believe”, “could”, “expect”, “foresee”, “goal”, “guidance”, “intend”, “may”, “objective”, “outlook”, “plan”, “seek”, “should”, “strive”, “target” and “will”.

Forward-looking statements involve risks and uncertainties, many of which are discussed in this MD&A. Results or performance may differ significantly from expectations. For example, the results of current clinical trials cannot be foreseen, nor can changes in policy or actions taken by regulatory authorities such as the FDA, the European Medicines Agency (“EMA”), the Therapeutic Products Directorate of Health Canada or any other organization responsible for enforcing regulations in the pharmaceutical industry.

Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on any forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.

About Material Information

This MD&A includes information that we believe to be material to investors after considering all circumstances, including potential market sensitivity. We consider information and disclosures to be material if they result in, or reasonably would be expected to result in, a significant change in the market price or value of our securities, or where it is likely that a reasonable investor would consider the information and disclosures to be important in making an investment decision.

The Company is a reporting issuer under the securities legislation of all of the provinces of Canada, and its securities are registered with the United States Securities and Exchange Commission. The Company is therefore required to file or furnish continuous disclosure information such as interim and annual financial statements, MD&As, proxy circulars, annual reports on Form 20-F, material change reports and press releases with the appropriate securities regulatory authorities. Copies of these documents may be obtained free of charge upon request from the Company’s Investor Relations department or on the Internet at the following addresses: www.aezsinc.com, www.sedar.com and www.sec.gov.

Company Overview

Aeterna Zentaris Inc. (Nasdaq: AEZS and TSX: AEZ) is a late-stage drug development company specialized in oncology and endocrine therapy. Our pipeline encompasses compounds at all stages of development, from drug discovery through to marketed products. The highest priorities in oncology are our Phase 3 program with perifosine in colorectal cancer and multiple myeloma, combined with our Phase 2 program in multiple cancers, as well as the further advancement of AEZS-108, which recently successfully completed a Phase 2 trial in advanced endometrial and advanced ovarian cancer. AEZS-108 is also in development in other cancer indications, including castration and taxane-resistant prostate cancer and refractory bladder cancer.

Our pipeline also encompasses other earlier-stage programs in oncology. AEZS-112, an oral anticancer agent which involves three mechanisms of action (tubulin, topoisomerase II and angiogenesis inhibition) has completed a Phase 1 trial in advanced solid tumors and lymphoma. Additionally, several novel targeted potential anti-cancer candidates

Third Quarter MD&A – 2011

such as AEZS-120, a live recombinant oral tumor vaccine candidate, as well as our PI3K/Erk inhibitors AEZS-129, AEZS-131, and AEZS-132 are currently in pre-clinical development.

Our lead program in endocrinology, a Phase 3 trial with AEZS-130 as a growth hormone stimulation test for the diagnosis of AGHD, has been completed with positive results. We are currently preparing for a pre-NDA meeting with the FDA for the registration of AEZS-130 in the United States.

Key Developments for the Three Months Ended September 30, 2011

Drug Development

Status of our drug pipeline as at November 9, 2011
Discovery	Preclinical	Phase 1	Phase 2	Phase 3	Commercial
120,000 compound library	AEZS-120 Prostate cancer vaccine (oncology) AEZS-129, 131 and 132; Erk/PI3K inhibitors (oncology)	AEZS-112 (oncology) AEZS-130 Therapeutic in cancer cachexia and other indications (endocrinology)	Perifosine • Multiple cancers AEZS-108 • Endometrial cancer • Ovarian cancer • Castration and taxane-resistant prostate cancer • Refractory bladder cancer	Perifosine • Refractory advanced colorectal cancer • Multiple myeloma AEZS-130 • Diagnostic in adult growth hormone deficiency (endocrinology)	Cetrotide® (in vitro fertilization)

Partners
			Perifosine: Keryx North America Handok Korea Yakult Japan	Perifosine: Keryx North America Handok Korea Yakult Japan	Cetrotide®: Merck Serono (World except Japan) Nippon Kayaku / Shionogi Japan

Perifosine

Perifosine is a novel, oral anticancer treatment that inhibits Akt activation in the phosphoinositide 3-kinase (“PI3K”) pathway. Perifosine, in combination with chemotherapeutic agents, is currently in Phase 3 studies for the treatment of colorectal cancer and multiple myeloma, as well as in Phase 2 studies for the treatment of other cancers, and is the most advanced anti-cancer compound of its class in late-stage development. The FDA has granted perifosine orphan-drug designation in multiple myeloma and in neuroblastoma and Fast Track designations in both refractory advanced colorectal cancer and multiple myeloma. Additionally, an agreement was reached with the FDA to conduct the Phase 3 trials in both of these indications under a Special Protocol Assessment (“SPA”). Perifosine has also been granted Orphan Medicinal Product designation from the EMA in multiple myeloma, and has received positive Scientific Advice from the EMA for both the advanced colorectal cancer and multiple myeloma programs, with ongoing Phase 3 trials for these indications expected to be sufficient for registration in Europe. Perifosine rights have been licensed to Keryx Biopharmaceuticals, Inc. (“Keryx”) for North America, to Handok Pharmaceuticals Co. Ltd. for Korea and, during the first quarter of 2011, to Yakult Honsha Co. Ltd. (“Yakult”) for Japan.

On July 12, 2011, we announced that the European Patent Office had granted a patent for the use of alkylphosphocholines, more specifically perifosine (octadecyl 1,1-dimethylpiperidino-4-yl phosphate), in the preparation of a medicament for the treatment of benign and malignant tumors, prior to and/or during the treatment

Third Quarter MD&A – 2011

with approved anti-tumor anti-metabolites such as 5FU (“fluorouracil”) and capecitabine. Filed on July 29, 2003, the patent (EP #1 545 553), entitled Use of Alkyl Phosphocholines in Combination with Anti-Tumour Medicaments, became effective as of July 13, 2011 and will expire on July 28, 2023.

On July 27, 2011, we announced completion of patient recruitment for the ongoing Phase 3 trial with perifosine in refractory advanced colorectal cancer, involving over 465 patients from 65 sites in the U.S. This Phase 3 X-PECT (Xeloda® + Perifosine Evaluation in Colorectal cancer Treatment) trial is a randomized (1:1), double-blind trial comparing the efficacy and safety of perifosine + capecitabine vs. placebo + capecitabine. The primary endpoint is overall survival, with secondary endpoints including overall response rate (complete + partial responses), progression-free survival and safety. Approximately 360 events of death will trigger the unblinding of the study.

On August 31, 2011, we announced that the DSMB for the Phase 3 X-PECT study of perifosine in patients with refractory advanced colorectal cancer had completed a pre-specified interim analysis for safety and futility. The DSMB recommended that the Phase 3 study continue to completion, as planned.

On October 5, 2011, we announced that a manuscript, entitled Randomized Placebo-Controlled Phase 2 Trial of Perifosine Plus Capecitabine as Second- or Third-Line Therapy in Patients with Metastatic Colorectal Cancer, had been published in the October 3, 2011 online edition of the JCO, in which Phase 2 activity of perifosine in the treatment of patients with refractory, advanced colorectal cancer (“mCRC”) was reported. The publication highlighted the efficacy and safety data on the 38 mCRC patients participating in this Phase 2, randomized, multicenter study, comparing perifosine plus capecitabine (P-CAP) to placebo plus capecitabine. Based on the data, in which the combination of P-CAP demonstrated statistical significance with respect to median overall survival and median time to tumor progression, the investigators concluded that the P-CAP combination showed promising clinical activity compared to single-agent capecitabine, and that the difference in clinical outcome seen with the addition of perifosine was impressive.

Efficacy data from this study had been presented previously in June 2010 at the 46th Annual Meeting of the American Society of Clinical Oncology.

On October 13, 2011, we announced that the manuscript, entitled Perifosine Plus Bortezomib and Dexamethasone in patients with Relapsed/Refractory Multiple Myeloma Previously Treated with Bortezomib: Results of a Multicenter Phase 1/2 Trial, had been published in the October 10, 2011 online edition of the JCO, in which Phase 1/2 combination activity of perifosine in the treatment of advanced multiple myeloma patients was reported. Results showed that the Overall Response Rate was 65% for bortezomib-relapsed patients and 32% for patients with bortezomib-refractory disease. Median progression-free survival was 6.4 months, with a median Progression Free Survival of 8.8 months in the bortezomib-relapsed population. Therapy was generally well-tolerated, and toxicities, including gastrointestinal side-effects and fatigue, proved manageable. No treatment-related mortality was seen. The investigators concluded the data reported for both safety and efficacy in this patient population were encouraging for the continued study of perifosine. Data from this study had been previously presented at the 2009 American Society of Hematology conference.

AEZS-108

On September 14, 2011, we presented positive final Phase 2 efficacy and safety data for AEZS-108 in advanced endometrial cancer at the European Society of Gynecological Oncology in Milan, Italy. The primary endpoint was the response rate as defined by the Response Evaluation Criteria in Solid Tumors. Secondary endpoints included safety, time-to-progression and overall survival. Data showed that AEZS-108, administered as a single agent at a dosage of 267 mg/m2 every 3 weeks was active, well tolerated and that overall survival is similar to that reported for modern triple combination chemotherapy, but was achieved with lower toxicity.

Third Quarter MD&A – 2011

On September 26, 2011, we announced positive interim data for the Phase 1 portion of our Phase 1/2 trial with AEZS-108 in castration and taxane-resistant prostate cancer at the ESMO meeting in Stockholm, Sweden. This is a single arm study with a Phase 1 lead-in to a Phase 2 clinical trial. The primary endpoint of the Phase 1 portion is safety. The primary objective of the Phase 2 portion is to evaluate the clinical benefit of AEZS-108 for these patients. Data showed that AEZS-108 was well tolerated at all dose levels and early evidence of anti-tumor activity was observed even at low dose level. The Phase 2 extension is planned after completion of the toxicity assessment in the final dose level of the Phase 1 portion of the study. Furthermore, data from correlative studies demonstrated for the first time, the internalization of AEZS-108 in circulating tumor cells of patients.

On October 25, 2011, we announced that the FDA had granted to Alberto J. Montero, M.D., Assistant Professor, Department of Medicine, Division of Hematology/Oncology, Sylvester Comprehensive Cancer Center at the University of Miami Miller School of Medicine, an IND approval for the initiation of a randomized Phase 2 trial in chemotherapy refractory triple-negative (ER/PR/HER2-negative) luteinizing hormone-releasing hormone receptor-positive metastatic breast cancer with AEZS-108. This will be an open-label, randomized, two-arm, multicenter Phase 2 study involving up to 74 patients. The primary study endpoint will be median time to progression. Secondary endpoints will also include overall response-rate, and overall survival. The study will also evaluate AEZS-108’s toxicity profile and patients’ quality of life relative to conventional cytotoxic chemotherapy.

AEZS-130

On July 26, 2011, we announced the completion of the Phase 3 study on AEZS-130 as first oral diagnostic test for AGHD and the decision to meet with FDA for the future filing of an NDA for the registration of AEZS-130 in the United States.

On August 30, 2011, we announced top-line results for the completed Phase 3 study on AEZS-130 as first oral diagnostic test for AGHD. The results showed that AEZS-130 reached its primary endpoint demonstrating >90% area-under-the-curve of the Receiver Operating Characteristic curve, which determines the level of specificity and sensitivity of the product. The use of AEZS-130 was shown to be safe and well tolerated overall, throughout the completion of this trial.

AEZS-120

On July 20, 2011, we announced that we had successfully reached a key milestone in the non-clinical development of our live recombinant prostate cancer vaccine candidate, AEZS-120, for oral administration. The program, partially funded through a grant from the German government, encompassed the full development of a GMP process, including GMP production and quality testing of a clinical batch, as well as a non-clinical safety and toxicology package, as previously agreed with regulatory authorities. Subject to a positive review by German regulatory authorities, we aim to start Phase 1 clinical development in 2012.

AEZS-131

On August 30, 2011, we announced that a poster on our novel orally active anticancer Erk inhibitor, which includes AEZS-131, was presented at the American Chemical Society National Meeting in Denver, Colorado. The in vitro antiproliferative efficacy of AEZS-130 proved to be excellent in diverse human tumor cell lines. In vivo anti-tumor activity was studied in a mouse xenograft experiment, and up to 74% inhibition of tumor growth was achieved with daily oral doses of 30 – 120 mg/kg.

Third Quarter MD&A – 2011

Corporate developments

During the three-month period ended September 30, 2011, we raised a total of approximately $9.6 million in gross proceeds pursuant to the June ATM Sales Agreement, entered into on June 29, 2011. The amount raised during the quarter is in addition to the $19.7 million of gross proceeds previously raised in connection with the ATM sales agreement entered into in February 2011 (the “February ATM Sales Agreement”). Accordingly, aggregate gross proceeds raised under both ATM sales agreements total $29.3 million on a year-to-date basis as at September 30, 2011.

Subsequent to quarter-end

From October 1, 2011 through November 9, 2011, we issued a total of approximately 3.8 million common shares under the June ATM Sales Agreement for aggregate gross proceeds of approximately $6.2 million, less cash transaction costs of approximately $0.2 million.

Third Quarter MD&A – 2011

Interim Consolidated Statements of Comprehensive Loss Information

	Three months ended September 30,		Nine months ended September 30,
(in thousands, except share and per share data)	2011	2010	2011	2010
	$	$	$	$
Revenues
Sales and royalties	8,783	5,463	21,989	16,344
License fees and other	731	263	1,437	1,388

	9,514	5,726	23,426	17,732

Operating expenses
Cost of sales	7,926	4,292	19,446	13,324
Research and development costs, net of tax credits and grants	5,663	4,340	16,724	15,859
Selling, general and administrative expenses	4,169	2,550	10,762	9,352

	17,758	11,182	46,932	38,535

Loss from operations	(8,244)	(5,456)	(23,506)	(20,803)

Finance income	9,324	22	4,805	767
Finance costs	(2)	(4,486)	(6)	(1,805)

Net finance income (costs)	9,322	(4,464)	4,799	(1,038)

Income (loss) before income taxes	1,078	(9,920)	(18,707)	(21,841)
Income tax expense	—	—	(841)	—

Net income (loss)	1,078	(9,920)	(19,548)	(21,841)

Other comprehensive income (loss):
Foreign currency translation adjustments	907	(648)	(958)	667

Comprehensive income (loss)	1,985	(10,568)	(20,506)	(21,174)

Net income (loss) per share
Basic and diluted	0.01	(0.12)	(0.21)	(0.30)

Weighted average number of shares outstanding
Basic	97,288,674	83,139,620	91,608,826	73,122,927

Diluted	100,863,997	83,139,620	91,608,826	73,122,927

Third Quarter MD&A – 2011

Revenues

Revenues are derived primarily from sales and royalties as well as from license fees. Sales are derived from Cetrotide® (cetrorelix acetate solution for injection), marketed globally (ex-Japan) by ARES Trading S.A. (“Merck Serono”) for reproductive health assistance for in vitro fertilization, as well as from active pharmaceutical ingredients. Royalties are derived indirectly from Merck Serono’s net sales of Cetrotide® and represent the periodic amortization, under the units-of-revenue method, of the proceeds received in connection with the 2008 sale to Cowen Healthcare Royalty Partners L.P. of the underlying future royalty stream.

License fees include periodic milestone payments, research and development (“R&D”) contract fees and the amortization of upfront payments received from our licensing partners.

Sales and royalties were $8.8 million and $22.0 million for the three-month and nine-month periods ended September 30, 2011, respectively, as compared to $5.5 million and $16.3 million for the same periods in 2010. This increase is largely related to comparative higher-than-normal deliveries of Cetrotide® to Merck Serono and, particularly related to the quarter-over-quarter increase, to the comparative strengthening of the euro against the US dollar.

Despite our original expectations for only slight sales volume increases, as disclosed in our prior quarter MD&A, our sales and royalties were substantially higher than our original expectations due to an unforeseen increase in sales to Merck Serono.

Sales and royalties of the fourth quarter 2011 are expected to remain at similar levels, as compared to the third quarter of 2011, given the expected continuation of higher volumes of Cetrotide® sales.

Operating Expenses

Cost of sales was $7.9 million and $19.4 million for the three-month and nine-month periods ended September 30, 2011, respectively, as compared to $4.3 million and $13.3 million for the same periods in 2010. These increases are largely attributable to the comparative increase in sales of Cetrotide® and, particularly related to the quarter-over-quarter increase, to the comparative strengthening of the euro against the US dollar, as discussed above. Additionally, cost of sales as a percentage of sales and royalties increased to approximately 90.2% and 88% for each of the three-month and nine-month periods ended September 30, 2011, respectively, compared to 79% and 82% for the same periods in 2010. Our lower margins are largely attributable to a lower contribution of royalties to total sales and royalties in 2011, as compared to 2010.

R&D costs, net of tax credits and grants, were $5.7 million and $16.7 million for the three-month and nine-month periods ended September 30, 2011, respectively, compared to $4.3 million and $15.9 million for the same periods in 2010. The comparative increases are attributable to a substantial comparative increase in third-party costs incurred in connection with the advancement of perifosine, AEZS-130 and Erk/PI3K compounds (AEZS-129, AEZS-131, AEZS-132)-related activities, as well as to the comparative strengthening of the euro against the US dollar.

Third Quarter MD&A – 2011

The following table summarizes our net R&D costs by nature of expense:

(in thousands)
	Three months ended September 30, 2011	Nine months ended September 30, 2011
	$	$
Employee compensation and fringe benefits	2,102	6,876
Third-party costs	2,645	6,668
Facilities rent and maintenance	460	1,376
Other costs*	661	2,132
R&D tax credits and grants	(205)	(328)

	5,663	16,724

*	including depreciation and amortization charges.

The following table summarizes primary third-party R&D costs, by product candidate, incurred by the Company during the three-month and nine-month periods ended September 30, 2011.

(in thousands, except percentages)
Product	Status	Indication	Three months ended September 30, 2011		Nine months ended September 30, 2011
			$	%	$	%
Perifosine	Phases 2 and 3	Oncology	1,307	49.4	2,360	35.4
AEZS-108	Phase 2	Oncology	108	4.1	1,142	17.1
AEZS-130	Phase 3	Endocrinology (diagnosis of AGHD)	250	9.5	1,055	15.8
AEZS-129, AEZS-131 and AEZS-132; Erk/PI3K	Preclinical	Oncology	627	23.7	1,271	19.1
AEZS-112	Phase 1	Oncology	179	6.8	240	3.6
Other	Preclinical	Oncology and endocrinology	174	6.5	600	9.0

			2,645	100.0	6,668	100.0

We expect net R&D costs to increase significantly in the fourth quarter of 2011, as compared to the third quarter of 2011, as we continue to focus on the development of perifosine, AEZS-108 and AEZS-130. In particular, given the successful raising of additional capital via the recent ATM drawdowns, we plan to invest additional proceeds in efforts related to perifosine in multiple myeloma in Europe and for the purchase of raw materials in connection with ongoing efforts related to AEZS-108.

We now expect, excluding the impact of unforeseen foreign exchange rate fluctuations, that net R&D costs will total between $25.0 million and $26.0 million for the twelve-month period ended December 31, 2011, due to the additional investments discussed above. We note, however, that our R&D estimates may be revised as we continue to advance our development activities and as new information becomes available. We also note that many perifosine-related development activities are sponsored by our North American license partner, Keryx and that we continue to seek government grants for our earlier-stage projects. Our revised full-year expectations, as compared to previously disclosed amounts, result from our revised expectations related to R&D investments made on behalf of Keryx.

Third Quarter MD&A – 2011

Selling, general and administrative (“SG&A”) expenses were $4.2 million and $10.8 million for the three-month and nine-month periods ended September 30, 2011, respectively, as compared to $2.6 million and $9.4 million for the same periods in 2010.

SG&A expenses were higher during the three-month period ended September 30, 2011 most notably due to the recognition of an impairment loss (totalling $1.1 million) following impairment testing that was performed on our Cetrotide® asset. The impairment loss was recognized predominantly to take into account management’s lower trend estimates related to the commercialization of Cetrotide®, due to changes in the competitive environment in the Japanese market.

Management determined that the recoverable amount of Cetrotide®, as at September 30, 2011, was equivalent to the asset’s value in use, as defined by International Accounting Standard (“IAS”) 36, Impairment of Assets. Value in use was determined by applying a discount rate of 20% to the estimated future cash flows deemed to be attributable to the use of Cetrotide®. The discount rate represents an estimate of a reasonable return that would be expected by an investor in an arm’s length monetization transaction in respect of future Cetrotide®-derived cash flows.

We expect that our SG&A expenses will decrease throughout the remainder of 2011, as compared to the third quarter of 2011, as costs return to more normalized operating levels.

Net finance income (costs), comprised predominantly of net foreign exchange gains and losses, the change in fair value of our warrant liability and the gain on our short-term investment (2011 only), for the three-month and nine-month periods ended September 30, 2011 totalled $9.3 million and $4.8 million, respectively, as compared to ($4.5 million) and ($1.0 million) for the same periods in 2010, as presented below.

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
	$	$	$	$

Finance income
Change in fair value of warrant liability	6,178	—	2,312	—
Net gains due to changes in foreign currency exchange rates	2,821	—	1,079	656
Interest income	64	22	136	111
Gain on held-for-trading financial instrument	261	—	1,278	—

	9,324	22	4,805	767

Finance costs
Change in fair value of warrant liability	—	(1,355)	—	(1,799)
Net losses due to changes in foreign currency exchange rates	—	(3,129)	—	—
Unwinding of discount	(2)	(2)	(6)	(6)

	(2)	(4,486)	(6)	(1,805)

	9,322	(4,464)	4,799	(1,038)

The significant increase in net finance income during the three- and nine-month periods ended September 30, 2011, as compared to the same periods in 2010, is due to the change in fair value of our warrant liability. That change results from the periodic “mark-to-market” revaluation, via the application of the Black-Scholes option pricing model, of currently outstanding share purchase warrants. The Black-Scholes “mark-to-market” warrant valuation most notably

Third Quarter MD&A – 2011

has been impacted by the market price of our common shares, which, on the Nasdaq market, has decreased from $1.72 as at December 31, 2010 and from $2.20 as at June 30, 2011 to $1.52 as at September 30, 2011.

Additionally, our net finance income increased during the three-month period ended September 30, 2011 from the same period in 2010 due to higher foreign exchange gains, which in turn resulted primarily from the overall weakening, within the 2011 period, of the euro against the US dollar, as compared to an overall strengthening of the euro against the US dollar within the 2010 period. As a result, during the three-month period ended September 30, 2011, we recorded foreign exchange gains on transactions and on cash and cash equivalent balances denominated in US dollars.

The increases in our net finance income during the three-month and nine-month periods ended September 30, 2011, as compared to the same periods in 2010, also have been augmented by the gains on our short-term investment, which was sold during the three-month period ended September 30, 2011.

It can be noted that the gains or losses resulting from the periodic mark-to-market valuation of our share purchase warrants did not result in any cash receipt or cash disbursement during the three-month or nine-month periods ended September 30, 2011 and 2010.

Net income (loss) for the three-month and nine-month periods ended September 30, 2011 was $1.1 million and ($19.5 million), or $0.01 and ($0.21) per basic and diluted share, respectively, compared to ($9.9 million) and ($21.8 million), or ($0.12) and ($0.30) per basic and diluted share, respectively, for the same periods in 2010.

The significant increase in net income for the three-month period ended September 30, 2011, as compared to the same period in 2010, is due largely to the significant increase in net finance income, as discussed above, partly offset by higher net R&D costs and higher selling expenses following the impairment loss related to Cetrotide®, as discussed above. On a year-to-date basis, our net loss decreased due to lower net finance costs, as discussed above, partly offset by higher net R&D and SG&A costs, as discussed above.

Third Quarter MD&A – 2011

Quarterly Consolidated Results of Operations Information

(in thousands, except for per share data)	Quarters ended
	September 30, 2011	June 30, 2011	March 31, 2011	December 31, 2010
	$	$	$	$

Revenues	9,514	6,523	7,389	9,971
Loss from operations	(8,244)	(7,971)	(7,291)	(4,003)
Net income (loss)	1,078	(10,569)	(10,057)	(6,610)
Net income (loss) per share
Basic and diluted	0.01	(0.12)	(0.12)	(0.08)

	Quarters ended
	September 30, 2010	June 30, 2010	March 31, 2010	December 31, 2009*
	$	$	$	$

Revenues	5,726	5,584	6,422	40,182
Income (loss) from operations	(5,456)	(7,950)	(7,397)	11,511
Net income (loss)	(9,920)	(6,176)	(5,745)	12,032
Net income (loss) per share
Basic and diluted	(0.12)	(0.08)	(0.09)	0.19

*	as per our previously filed quarterly and annual consolidated financial statements prepared in accordance with Canadian GAAP. These periods have not been adjusted to reflect any retrospective IFRS conversion adjustments. Those adjustments would have included, among others, our periodic fair value adjustments to our warrant liability. As such, the 2009 Canadian GAAP quarterly figures presented above are not entirely comparable to the 2010 and 2011 IFRS amounts.

Net income (loss) per share is based on each reporting period’s weighted average number of shares outstanding, which may differ on a quarter-to-quarter basis. As such, the sum of the quarterly net income (loss) per share amounts may not equal year-to-date net loss per share.

Third Quarter MD&A – 2011

Interim Consolidated Statement of Financial Position Information

(in thousands)	As at September 30, 2011	As at December 31, 2010
	$	$

Cash and cash equivalents	48,114	31,998
Short-term investment	—	1,934
Trade and other receivables and other current assets	10,434	9,877
Restricted cash	828	827
Property, plant and equipment, net	3,084	3,096
Other non-current assets	12,304	13,716

Total assets	74,764	61,448

Payables and other current liabilities	15,416	13,350
Long-term payable (current and non-current portions)	86	150
Warrant liability (current and non-current portions)	9,474	14,367
Non-financial non-current liabilities*	53,855	51,156

Total liabilities	78,831	79,023
Shareholders’ deficiency	(4,067)	(17,575)

Total liabilities and shareholders’ deficiency	74,764	61,448

*	Comprised mainly of deferred revenues, employee future benefits and provision.

The increase in cash and cash equivalents as at September 30, 2011, as compared to December 31, 2010, is due to the receipt of net proceeds pursuant to drawdowns made in connection with the February and June ATM Sales Agreements, as discussed above, to the proceeds from the sale of our short-term investment and to the receipt of the upfront license payment in connection with our development, commercialization and licensing agreement entered into with Yakult, as noted above. These increases were partially offset by recurring disbursements and other variations in components of our working capital.

Other non-current assets decreased from December 31, 2010 to September 30, 2011 primarily due to the net reduction in the carrying value of our identifiable intangible assets, which in turn was negatively impacted by the impairment loss recognized on Cetrotide®, as discussed above.

Our warrant liability decreased from December 31, 2010 to September 30, 2011 predominantly due to the change in fair value pursuant to the periodic “mark-to-market” revaluation of the underlying outstanding share purchase warrants, as well as following warrant exercises during the nine-month period ended September 30, 2011.

Non-financial liabilities increased from December 31, 2010 mainly as a result of the deferral of the upfront payment received in connection with our development, commercialization and licensing agreement entered into with Yakult, partially offset by the recurring amortization of deferred revenues.

The net decrease in shareholders’ deficiency from December 31, 2010 to September 30, 2011 is predominantly attributable to an increase in share capital following the issuance of common shares pursuant to the aforementioned drawdowns made in connection with the February and June ATM Sales Agreements, partially offset by the increase in our deficit due to the net loss for the nine months ended September 30, 2011 and by the decrease in accumulated other comprehensive income, which in turn is comprised of cumulative translation adjustments.

Third Quarter MD&A – 2011

Financial Liabilities, Obligations and Commitments

We have certain contractual obligations and commercial commitments. Commercial commitments mainly include R&D services and manufacturing agreements related to the production of Cetrotide® and to other R&D programs. The following table summarizes future cash requirements with respect to these obligations.

		Payments due by period
(in thousands)	Carrying amount	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
	$	$	$	$	$
Commercial commitments	15,039	9,846	5,193	—	—
Operating leases	8,935	2,128	3,744	2,815	248
Long-term payable	86	57	29	—	—

	24,060	12,031	8,966	2,815	248

Outstanding Share Data

As at November 9, 2011, there were 103,593,973 common shares issued and outstanding, as well as 6,686,666 stock options outstanding. Share purchase warrants outstanding as at November 9, 2011 represented a total of 11,266,104 equivalent common shares.

Capital disclosures

Our objective in managing capital, primarily composed of shareholders’ deficiency and cash and cash equivalents, is to ensure sufficient liquidity to fund our R&D activities, SG&A expenses, working capital and capital expenditures.

Our priority is to optimize our liquidity by non-dilutive sources, including the sale of non-core assets, investment tax credits and grants, interest income, licensing and related services and royalties. More recently, however, we have raised additional capital via registered direct offerings and drawdowns related to the February ATM Sales Agreement, and we expect to continue to raise capital via drawdowns related to the June ATM Sales Agreement.

Our capital management objective remains the same as that of previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance our product development pipeline.

We are not subject to any capital requirements imposed by any regulators or any other external source.

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any given time and on the availability of funding from investors and prospective commercial partners.

Liquidity, Cash Flows and Capital Resources

Our operations and capital expenditures have been financed mainly through cash flows from operating activities and other non-dilutive activities, except for the registered direct offerings completed during the year ended December 31, 2010 and, more recently, the drawdowns related to the February ATM Sales Agreement and the June ATM Sales Agreement, as discussed above.

Third Quarter MD&A – 2011

Our cash and cash equivalents amounted to $48.1 million as at September 30, 2011, compared to $32.0 million as at December 31, 2010. As at September 30, 2011, cash and cash equivalents of the Company included €2.6 million.

Based on our assessment, which took into account current cash levels, as well as our strategic plan and corresponding budgets and forecasts, we believe that we have sufficient liquidity and financial resources to fund planned expenditures and other working capital needs for at least, but not limited to, the 12-month period following the balance sheet date of September 30, 2011.

We may endeavour to secure additional financing, as required, through strategic alliance arrangements or through other non-dilutive activities, as well as via the issuance of new share capital.

The variations in our liquidity by activity are explained below.

Operating Activities

Cash used in operating activities totalled $10.4 million and $17.6 million for the three-month and nine-month periods ended September 30, 2011, respectively, compared to $5.9 million and $23.3 million for the same periods in 2010. The increase in cash used in operating activities on a quarter-over-quarter basis is due in large part to substantially lower trade accounts receivable settlements, while the decrease in cash used in operating activities on a year-to-date basis is predominantly related to the receipt of $8.4 million in connection with our development, commercialization and licensing agreement entered into with Yakult, as discussed above, as well as to lower trade accounts payable settlements, partially offset by lower trade accounts receivable settlements.

We expect net cash used in operating activities to increase in the fourth quarter of 2011, as compared to the third quarter of 2011, as we increase our investment in perifosine and in AEZS-108, as discussed above.

Financing Activities

Cash flows provided by financing activities increased to $9.2 million and to $30.6 million for the three-month and nine-month periods ended September 30, 2011, respectively, as compared to $nil and $25.7 million, respectively, for the corresponding periods in 2010. The increases are primarily due to the receipt of higher net proceeds from offerings such as the drawdowns related to the February and June ATM Sales Agreements, discussed above, as well as to the increase in proceeds received (on a comparative year-to-date-basis only) following the exercise of share purchase warrants.

Subsequent to quarter-end, we raised approximately $6.0 million in additional net proceeds in connection with the June ATM Sales Agreement. As a result, our year-to-date cash flows provided by financing activities will increase further during the fourth quarter of 2011.

Investing Activities

Cash flows provided by investing activities increased to $3.2 million and to $2.5 million for the three-month and nine-month periods ended September 30, 2011, respectively, as compared to $nil for each of the comparative periods in 2010. On a quarter-over-quarter basis, the substantial increase in cash provided by investing activities is attributable primarily to the sale, during the third quarter of 2011, of our short-term investment. On a comparative year-to-date basis, the increase in cash provided by investing activities is due to the increase in cash proceeds received on the sale of our short-term investment, partly offset by cash disbursements made in connection with the purchases of laboratory and other equipment used in ongoing R&D activities.

Third Quarter MD&A – 2011

Critical Accounting Policies, Estimates and Judgments

As noted above, our unaudited interim consolidated financial statements as at September 30, 2011 and for the three-month and nine-month periods ended September 30, 2011 and 2010 have been prepared in accordance with IFRS. Note 18 to our unaudited interim consolidated financial statements as at September 30, 2011 and for the three-month and nine-month periods ended September 30, 2011 and 2010, which note is incorporated by reference herein, discusses the impact of the transition to IFRS on our reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in our previous Canadian GAAP consolidated financial statements as at December 31, 2010 and for the three-month and nine-month periods ended September 30, 2010. Comparative figures for 2010 have been adjusted to give effect to these changes.

The policies applied in our unaudited interim consolidated financial statements as at September 30, 2011 and for the three-month and nine-month periods ended September 30, 2011 and 2010 are based on IFRS issued and outstanding as of November 9, 2011, which is the date at which the Company’s Board of Directors approved those unaudited interim consolidated financial statements. Any subsequent changes to IFRS that will be applied in our annual consolidated financial statements as at and for the year ended December 31, 2011 could result in the restatement of those interim unaudited consolidated financial statements, including the transition adjustments recognized on transition to IFRS.

Additionally, the preparation of consolidated financial statements in accordance with IFRS often requires management to make estimates about and apply assumptions or subjective judgment to future events and other matters that affect the reported amounts of our assets, liabilities, revenues, expenses and related disclosures. Assumptions, estimates and judgments are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which our consolidated financial statements are prepared. Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgments in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS.

Critical accounting estimates and judgments are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.

A summary of those areas where we believe critical accounting policies affect the significant judgments and estimates used in the preparation of our consolidated financial statements can be found in note 2 to our interim consolidated financial statements as at September 30, 2011 and for the three-month and nine-month periods ended September 30, 2011 and 2010, which note is incorporated by reference herein.

Accounting standards not yet adopted

In November 2009 and October 2010, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”), which represents the completion of the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement, with a new standard. Per the new standard, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity’s own credit risk in the other comprehensive income or loss section of the entity’s statement of comprehensive loss, rather than within profit or loss. Additionally, IFRS 9 includes revised guidance related to the derecognition of financial instruments. IFRS 9 applies to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted. We currently are evaluating any impact that this new guidance may have on our consolidated financial statements.

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements (“IFRS 10”), which builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of a parent company. IFRS 10 also provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 10 applies to financial statements for annual

Third Quarter MD&A – 2011

periods beginning on or after January 1, 2013, with early adoption permitted. We currently are evaluating any impact that this new guidance may have on our consolidated financial statements.

In May 2011, the IASB issued IFRS 11, Joint Arrangements (“IFRS 11”), which enhances accounting for joint arrangements, particularly by focusing on the rights and obligations of the arrangement, rather than the arrangement’s legal form. IFRS 11 also addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities and prohibits proportionate consolidation. IFRS 11 applies to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted. We currently are evaluating any impact that this new guidance may have on our consolidated financial statements.

In May 2011, the IASB issued IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), which is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles. IFRS 12 applies to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted. We currently are evaluating any impact that this new guidance may have on our consolidated financial statements.

In May 2011, the IASB issued IFRS 13, Fair Value Measurement (“IFRS 13”), which defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 does not determine when an asset, a liability or an entity’s own equity instrument is measured at fair value. Rather, the measurement and disclosure requirements of IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value (with limited exceptions). IFRS 13 applies to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted. We currently are evaluating any impact that this new guidance may have on our consolidated financial statements.

In June 2011, the IASB amended International Accounting Standard (“IAS”) 1, Presentation of Financial Statements (“IAS 1”), to change the disclosure of items presented in other comprehensive income into two groups, based on whether those items may be recycled to profit or loss in the future. The amendments to IAS 1 apply to financial statements for annual periods beginning after July 1, 2012, with early adoption permitted. We currently are evaluating any impact that this new guidance may have on our consolidated financial statements.

In June 2011, the IASB issued an amended version of IAS 19, Employee Benefits (“IAS 19”), including the elimination of the option to defer the recognition of actuarial gains and losses (known as the “corridor method”), the streamlining of the presentation of changes in assets and liabilities arising from defined benefit plans and the enhancement of the disclosure requirements for defined benefit plans, including additional information about the characteristics of defined benefit plans and the risks to which entities are exposed through participation in those plans. The amendments to IAS 19 apply to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted. We currently are evaluating any impact that this new guidance may have on our consolidated financial statements.

Outlook for 2011

Perifosine

We expect to continue the development of perifosine in collaboration with our partner, Keryx, who is responsible, in accordance with the terms of our license agreement, for the development and registration of perifosine in North America. We have access to all corresponding data at no additional cost; hence, we expect to benefit from current development activities in order to achieve registration in territories excluding North America.

Our primary focus continues to be on the advancement of the ongoing Phase 3 registration studies in both refractory advanced colorectal cancer and multiple myeloma, in conformity with the SPA received by Keryx from the FDA. Furthermore, given that we have obtained positive scientific advice from the EMA relative to a development and regulatory pathway so as to extend the reach of perifosine to European territories for the refractory advanced

Third Quarter MD&A – 2011

colorectal cancer and multiple myeloma indications, we do not expect to invest in any additional trials in Europe in refractory advanced colorectal cancer or multiple myeloma, since the EMA does not require that any studies be performed in addition to the studies currently in progress. For the ongoing Phase 3 study in multiple myeloma, we will continue to contribute to the recruitment of patients outside the US and to other aspects of the ongoing study; however, our partner Keryx will reimburse us for most of the corresponding costs.

Additionally, we will advance the preparation of our regulatory filings and our commercialization strategy ex-North America. Further, we will continue to accumulate Phase 1 and 2 results in multiple indications and we expect to initiate, with the collaboration of Keryx and our Asian partners, additional clinical trials.

AEZS-108

We expect to define our regulatory strategy for endometrial cancer with both the FDA and the EMA, with the goal of initiating a pivotal study in that indication.

Additional proof-of-concept and investigator-driven Phase 1/2 studies, such as the ongoing study in castration refractory prostate cancer with the University of Southern California, and in refractory bladder cancer performed with the University of Miami, will continue to progress.

We also expect to initiate further proof-of-concept studies in patients with luteinizing hormone-releasing hormone receptor-positive cancers such as triple-negative breast cancer.

AEZS-130

Following the completion and positive Phase 3 results for AEZS-130 as a diagnostic for AGHD in the United States, we expect to meet with the FDA and file an NDA thereafter.

We also expect to start a proof-of-concept study in cancer-induced cachexia.

Revenue expectations

Revenues are expected to increase slightly throughout the remainder of 2011, as compared to 2010, given our higher Cetrotide® sales expectations, as discussed above.

Operating expense expectations

During 2011, we expect to continue to focus our R&D efforts on our later-stage compounds, including perifosine, AEZS-108 and AEZS-130. Earlier-stage projects will be associated with grants, R&D credits or collaboration agreements. With our focused strategy, and given our revised expectations related to R&D investments made on behalf of Keryx, we now expect our R&D expenses to total between $25.0 million and 26.0 million for the whole of 2011, as compared to $20.5 million in 2010. However, certain R&D expenses will be reimbursed by our partner, Keryx, as mentioned above.

We expect that our overall operating burn in 2011 will decrease, as compared to 2010, due most notably to the receipt of $8.4 million in connection with our licensing agreement entered into with Yakult. Excluding the impact of exchange rate fluctuations, our operating burn for the next quarter is expected to increase as compared to the third quarter of 2011, given the aforementioned assumptions related to our expected R&D investments, SG&A expenses and expected variations in various components of our working capital.

Third Quarter MD&A – 2011

Financial and Other Instruments

Share Price Risk

The change in fair value of our warrant liability results from the periodic “mark-to-market” revaluation, via the application of the Black-Scholes option pricing model, of currently outstanding share purchase warrants. The Black-Scholes valuation is impacted, among other inputs, by the market price of our common shares. As a result, the change in fair value of the warrant liability, which is reported as finance income (costs) in the our consolidated statements of comprehensive income (loss), has been and may continue in future periods to be materially affected most notably by changes in our common share price, which on the Nasdaq market, has decreased from $1.72 as at December 31, 2010 and from $2.20 as at June 30, 2011 to $1.52 as at September 30, 2011.

Foreign Currency Risk

Since we operate internationally, we are exposed to currency risks as a result of potential exchange rate fluctuations related to non-intragroup transactions. In particular, fluctuations in the US dollar exchange rates against the euro could have a potentially significant impact on our results of operations.

For the nine-month period ended September 30, 2011, we were not a party to any forward-exchange contracts, and no forward-exchange contracts were outstanding as at November 9, 2011.

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash and accounts receivable. Cash and cash equivalents and restricted cash balances are maintained with high-credit quality financial institutions. Also, no accounts receivable balance due to the Company that is past due as at September 30, 2011 is significant. Consequently, management considers the risk of non-performance related to cash and cash equivalents, restricted cash and accounts receivable to be minimal.

Generally, we do not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, we perform ongoing credit reviews of all our customers and establish an allowance for doubtful accounts when accounts are determined to be uncollectible.

Related Party Transactions and Off-Balance Sheet Arrangements

We did not enter into transactions with any related parties during the three-month period ended September 30, 2011.

As at September 30, 2011, we did not have any interests in variable interest entities or any other off-balance sheet arrangements.

Risk Factors and Uncertainties

Risks Associated with Operations

•	Many of our products are currently at an early development stage. It is impossible to ensure that the R&D activities related to these products will result in the creation of profitable operations.

•

We are currently developing our products based on R&D activities conducted to date, and we may not be successful in developing or introducing to the market these or any other new products or technology. If we fail to develop and deploy new products on a successful and timely basis, we may become non-competitive and unable to recover the R&D or other expenses we incur to develop and test new products.

Third Quarter MD&A – 2011

•

Even if successfully developed, our products may not gain market acceptance among physicians, patients, healthcare payers and the medical community, which may not accept or utilize our products. If our products do not achieve significant market acceptance, our business and financial condition will be materially adversely affected. In addition, we may fail to further penetrate our core markets and existing geographic markets or successfully expand our business into new markets; the growth in sales of our products, along with our operating results, could be negatively impacted. Our ability to further penetrate our core markets and existing geographic markets in which we compete or to successfully expand our business into additional countries in Europe, Asia or elsewhere, to the extent we believe that we have identified attractive geographic expansion opportunities in the future, is subject to numerous factors, many of which are beyond our control. We cannot assure that our efforts to increase market penetration in our core markets and existing geographic markets will be successful. Our failure to do so could have an adverse effect on our operating results.

•

We rely heavily on our proprietary information in developing and manufacturing our products and product candidates. Despite efforts to protect our proprietary rights from unauthorized use or disclosure, third parties may attempt to disclose, obtain or use our proprietary information or technologies.

•

We have to establish and maintain strategic alliances to develop and market products in our current pipeline. If we are unable to reach agreements with such collaborative partners, or if any such agreements are terminated or substantially modified, we may be unable to obtain sufficient licensing revenue for our products, which might have a material adverse effect on their development and on us.

•

There can be no assurance that we, our contract manufacturers or our partners, will be able, in the future, to continue to purchase products from our current suppliers or any other supplier on terms similar to current terms or at all. An interruption in the availability of certain raw materials or ingredients, or significant increases in the prices paid by us for them, could have a material adverse effect on our business, financial condition, liquidity and operating results. Also, we rely on third parties to manufacture and supply marketed products. At the same time, we have certain supply obligations vis-à-vis our licensing partners who are responsible for the marketing of the products. To be successful, our products have to be manufactured in commercial quantities in compliance with quality controls and regulatory requirements. Even though it is our objective to minimize such risk by introducing alternative suppliers to ensure a constant supply at all times, we cannot guarantee that we will not experience supply shortfalls and, in such event, we may not be able to perform our obligations under contracts with our partners.

Risks Associated with Cash Flows and Financial Resources

Based on our current plans, we will need to raise additional funds for future operating costs, research and development activities, preclinical studies, and clinical trials necessary to bring our potential products to market. We may endeavour to secure additional financing, as required, through strategic alliance arrangements, the issuance of new share capital or other securities, as well as through other financing opportunities. We believe that we would be able to obtain long-term capital, if necessary, to support our corporate objectives, including the clinical development program of our products.

However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our future cash requirements. It is possible that financing may not be available or, if available, will not be on acceptable terms. The availability of financing will be affected by the results of our preclinical and clinical development, the perifosine studies, the AEZS-108 studies and the AEZS-130 studies, as well as other ongoing studies from our pipeline. It can also be affected by our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, the status of our listing on the Nasdaq and TSX stock markets, strategic alliance agreements, and other relevant commercial considerations.

Our planned cash requirements may vary materially in response to a number of factors, including: R&D on our products; clinical trial results; increases in our manufacturing capabilities; changes in any aspect of the regulatory

Third Quarter MD&A – 2011

process; and delays in obtaining regulatory approvals. Depending on the overall structure of current and future strategic alliances, we may have additional capital requirements related to the further development of existing or future products.

We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk and, therefore, we are subject to foreign currency transaction and translation gains and losses. Foreign exchange risk is managed primarily by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency. However, with companies operating in foreign, non-euro zone countries, we are more exposed to foreign currency risk. Additionally, given that we have significant balances held in US dollars, fluctuations in the US dollar exchange rate against the euro could have a potentially significant impact on our results of operations and on our available liquidity.

Risks Associated with Impairment of Intangible Assets

We evaluate goodwill for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Intangible assets with finite lives are reviewed for impairment when events or circumstances indicate that carrying values may not be recoverable. Intangible assets and goodwill are impaired when the assets’ book values exceed their fair values. We have recorded impairment charges in recent years and in the most recent quarter related to certain identifiable intangible assets with finite lives. Additionally, while no goodwill impairment charges have been recorded in recent years, a significant decline in the Company’s fair value could result in an impairment of goodwill.

Risks Associated with Key Personnel

Our success is also dependent upon our ability to attract and retain a highly qualified work force, and to establish and maintain close relations with research centers. The competition in that regard is quite significant. Our success is dependent to a great degree on our senior officers, scientific personnel and consultants. The failure to recruit qualified staff and the loss of key employees could compromise the pace and success of product development.

Volatility of Share Prices

Market prices of our common shares are subject to potentially significant fluctuations due to numerous developments directly affecting our business and by developments out of our control or unrelated to us. The stock market generally, and the biopharmaceutical sector in particular, are vulnerable to abrupt changes in investor sentiment. Prices of shares and trading volume of companies in the biopharmaceutical industry can fluctuate dramatically in ways unrelated to, or in ways that bear a disproportionate relationship to, operating performance. Our share price and trading volume may fluctuate based on a number of factors including, but not limited to: clinical and regulatory developments regarding our product candidates; delays in our anticipated development or commercialization timelines; developments regarding current or future third-party collaborators; other announcements by us regarding technological, product development or other matters; arrivals or departures of key personnel; governmental or regulatory action affecting our product candidates and our competitors’ products in the United States, Canada and other countries; developments or disputes concerning patent or proprietary rights; actual or anticipated fluctuations in our revenues or expenses; general market conditions and fluctuations for the emerging growth and biopharmaceutical market sectors; and economic conditions in the United States, Canada or abroad. There is no guarantee that the market price of our common shares will be protected from any such fluctuations in the future.

Our listing on both the Nasdaq and the TSX may increase price volatility due to various factors, including different ability to buy or sell our common shares, different market conditions in different capital markets and different trading volumes. In addition, low trading volume may increase the price volatility of our common shares. A thin trading market could cause the price of our common shares to fluctuate significantly more than the stock market as a whole.

Third Quarter MD&A – 2011

Delisting Risk

There can be no assurance that our common shares will remain listed on the Nasdaq Market. If we fail to meet any of the Nasdaq’s continued listing requirements, our common shares may be delisted. Any delisting of our common shares may adversely affect a shareholder’s ability to dispose, or obtain quotations as to the market value, of such shares.

A more comprehensive list of the risks and uncertainties affecting us can be found in our most recent Annual Report on Form 20-F filed with the Canadian Securities Regulatory Authorities in lieu of an annual information form at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov, and investors are urged to consult such risk factors.

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as at September 30, 2011. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures were effective as at September 30, 2011.

Changes in Internal Controls over Financial Reporting

There have been no changes in our internal control over financial reporting during the three-month period ended September 30, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

On behalf of management,

Dennis Turpin, CA

Senior Vice President and Chief Financial Officer

November 9, 2011

Interim Consolidated Financial Statements

(Unaudited)

Aeterna Zentaris Inc.

As at September 30, 2011 and for the three-month and nine-month periods ended September 30, 2011 and 2010

(presented in thousands of US dollars)

Aeterna Zentaris Inc.

Interim Consolidated Financial Statements

(Unaudited)

As at September 30, 2011 and for the three-month and nine-month periods ended September 30, 2011 and 2010

Interim Consolidated Statements of Financial Position	3
Interim Consolidated Statements of Changes in Shareholders’ Deficiency	4
Interim Consolidated Statements of Comprehensive Income (Loss)	5
Interim Consolidated Statements of Cash Flows	6
Notes to Interim Consolidated Financial Statements	7

(2)

Aeterna Zentaris Inc.

Interim Consolidated Statements of Financial Position

(in thousands of US dollars)

(Unaudited)	September 30, 2011	December 31, 2010
	$	$
ASSETS
Current assets
Cash and cash equivalents	48,114	31,998
Short-term investment	—	1,934
Trade and other receivables (note 5)	5,461	5,421
Inventory (note 6)	4,180	3,311
Prepaid expenses and other current assets	793	1,145

	58,548	43,809
Restricted cash	828	827
Property, plant and equipment	3,084	3,096
Other non-current assets	795	803
Identifiable intangible assets (note 7)	1,940	3,299
Goodwill	9,569	9,614

	74,764	61,448

LIABILITIES
Current liabilities
Payables and accrued liabilities (note 8)	10,071	10,260
Current portion of deferred revenues (note 4)	5,455	4,045
Current portion of long-term payable	57	60

	15,583	14,365
Deferred revenues (note 4)	41,496	39,052
Warrant liability (note 9)	9,364	13,412
Long-term payable	29	90
Employee future benefits	11,825	11,533
Provision and other non-current liabilities (note 10)	534	571

	78,831	79,023

SHAREHOLDERS’ DEFICIENCY
Share capital (note 11)	93,867	60,900
Other capital	82,138	81,091
Deficit	(180,115)	(160,567)
Accumulated other comprehensive income	43	1,001

	(4,067)	(17,575)

	74,764	61,448

Subsequent events (note 19)

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved by the Board of Directors

Juergen Ernst Director	Gérard Limoges Director

(3)

Aeterna Zentaris Inc.

Interim Consolidated Statements of Changes in Shareholders’ Deficiency

For the nine-month periods ended September 30, 2011 and 2010

(in thousands of US dollars, except share data)

	00,000,000	00,000,000	00,000,000	00,000,000	00,000,000	00,000,000
(Unaudited)	Common shares (number of)	Share capital	Other capital	Deficit	Accumulated other comprehensive income (loss)	Total
		$	$	$	$	$
Balance – January 1, 2011	83,429,914	60,900	81,091	(160,567)	1,001	(17,575)
Net loss	—	—	—	(19,548)	—	(19,548)
Foreign currency translation adjustments	—	—	—	—	(958)	(958)
Share issuances in connection with “At-the-Market” drawdowns, net of transaction costs (note 11)	14,521,603	28,011	—	—	—	28,011
Share issuances pursuant to the exercise of warrants (note 9)	1,657,286	4,734	—	—	—	4,734
Share issuances pursuant to the exercise of stock options (note 11)	144,048	222	(90)	—	—	132
Share-based compensation costs	—	—	1,137	—	—	1,137

Balance – September 30, 2011	99,752,851	93,867	82,138	(180,115)	43	(4,067)

	00,000,000	00,000,000	00,000,000	00,000,000	00,000,000	00,000,000
(Unaudited)	Common shares (number of)	Share capital	Other capital	Deficit	Accumulated other comprehensive income	Total
		$	$	$	$	$
Balance – January 1, 2010	63,089,954	41,524	79,943	(132,307)	—	(10,840)
Net loss	—	—	—	(21,841)	—	(21,841)
Share issuances pursuant to registered direct offerings, net of transaction costs	19,917,075	18,391	—	—	—	18,391
Share issuances pursuant to the exercise of warrants	116,667	327	—	—	—	327
Share issuances pursuant to the exercise of stock options	23,767	29	(10)	—	—	19
Foreign currency translation adjustments	—	—	—	—	667	667
Share-based compensation costs	—	—	958	—	—	958

Balance – September 30, 2010	83,147,463	60,271	80,891	(154,148)	667	(12,319)

The accompanying notes are an integral part of these interim consolidated financial statements.

(4)

Aeterna Zentaris Inc.

Interim Consolidated Statements of Comprehensive Income (Loss)

For the three-month and nine-month periods ended September 30, 2011 and 2010

(in thousands of US dollars, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
(Unaudited)	2011	2010	2011	2010
	$	$	$	$
Revenues
Sales and royalties	8,783	5,463	21,989	16,344
License fees and other	731	263	1,437	1,388

	9,514	5,726	23,426	17,732

Operating expenses
Cost of sales	7,926	4,292	19,446	13,324
Research and development costs, net of tax credits and grants	5,663	4,340	16,724	15,859
Selling, general and administrative expenses (note 7)	4,169	2,550	10,762	9,352

	17,758	11,182	46,932	38,535

Loss from operations	(8,244)	(5,456)	(23,506)	(20,803)

Finance income (note 13)	9,324	22	4,805	767
Finance costs (note 13)	(2)	(4,486)	(6)	(1,805)

Net finance income (costs)	9,322	(4,464)	4,799	(1,038)

Income (loss) before income taxes	1,078	(9,920)	(18,707)	(21,841)
Income tax expense (note 4)	—	—	(841)	—

Net income (loss)	1,078	(9,920)	(19,548)	(21,841)

Other comprehensive income (loss):
Foreign currency translation adjustments	907	(648)	(958)	667

Comprehensive income (loss)	1,985	(10,568)	(20,506)	(21,174)

Net income (loss) per share (note 17)
Basic and diluted	0.01	(0.12)	(0.21)	(0.30)

Weighted average number of shares outstanding (note 17)
Basic	97,288,674	83,139,620	91,608,826	73,122,927

Diluted	100,863,997	83,139,620	91,608,826	73,122,927

The accompanying notes are an integral part of these interim consolidated financial statements.

(5)

Aeterna Zentaris Inc.

Interim Consolidated Statements of Cash Flows

For the three-month and nine-month periods ended September 30, 2011 and 2010

(in thousands of US dollars)

(Unaudited)	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
	$	$	$	$
Cash flows from operating activities
Net income (loss)	1,078	(9,920)	(19,548)	(21,841)
Items not affecting cash and cash equivalents
Depreciation and amortization (note 7)	1,399	377	2,173	1,166
Share-based compensation costs	170	257	1,137	958
Change in fair value of warrant liability	(6,178)	1,355	(2,312)	1,799
Gain on held-for-trading financial instrument	(261)	—	(1,278)	—
Employee future benefits	93	202	361	656
Amortization of deferred revenues	(1,656)	(1,438)	(4,449)	(4,392)
Foreign exchange (gain) loss on items denominated in foreign currencies	(2,553)	3,014	(1,338)	(711)
Amortization of prepaid expenses and other non-cash items	1,160	748	2,719	3,798
(Gain) loss on disposal of property, plant and equipment	(26)	28	(26)	28
Changes in operating assets and liabilities (note 14)	(3,610)	(522)	4,990	(4,795)

Net cash used in operating activities	(10,384)	(5,899)	(17,571)	(23,334)

Cash flows from financing activities
Proceeds from issuances of common shares, net of cash transaction costs of $961 in 2011 (note 11) and $1,506 in 2010	9,222	—	28,380	25,580
Proceeds from the exercise of share purchase warrants (note 9)	—	—	2,153	146
Proceeds from the exercise of stock options (note 11)	10	8	132	19
Repayment of long-term payable	(30)	(32)	(61)	(59)

Net cash provided by (used in) financing activities	9,202	(24)	30,604	25,686

Cash flows from investing activities
Proceeds from the sale of short-term investment	3,242	—	3,242	—
Purchase of identifiable intangible assets	(69)	—	(69)	—
Purchases of property, plant and equipment	(43)	(2)	(717)	(31)
Disposals of property, plant and equipment	26	32	26	32

Net cash provided by investing activities	3,156	30	2,482	1

Effect of exchange rate changes on cash and cash equivalents	(472)	448	601	(587)

Net change in cash and cash equivalents	1,502	(5,445)	16,116	1,766

Cash and cash equivalents – Beginning of period	46,612	45,311	31,998	38,100

Cash and cash equivalents – End of period	48,114	39,866	48,114	39,866

Cash and cash equivalents components:
Cash	7,870	14,811	7,870	14,811
Cash equivalents	40,244	25,055	40,244	25,055

	48,114	39,866	48,114	39,866

The accompanying notes are an integral part of these interim consolidated financial statements.

(6)

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at September 30, 2011 and for the three-month and nine-month periods ended September 30, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

1	Basis of preparation

The accompanying interim consolidated financial statements of Aeterna Zentaris Inc. (the “Company”) as at September 30, 2011 and for the three-month and nine-month periods ended September 30, 2011 and 2010 are unaudited.

These unaudited interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting (“IAS 34”) and IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”).

Prior to January 1, 2011, the Company’s consolidated financial statements had been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Accordingly, the Company commenced reporting on an IFRS basis in its unaudited interim consolidated financial statements as at March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010.

Note 18 discusses the impact of the transition to IFRS on the Company’s reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s Canadian GAAP consolidated financial statements as at December 31, 2010, as at September 30, 2010 and for the three-month and nine-month periods ended September 30, 2010. Comparative figures for 2010 in these unaudited interim consolidated financial statements have been adjusted to give effect to those changes.

The policies applied in these unaudited interim consolidated financial statements are based on IFRS issued and outstanding as at November 9, 2011, the date at which the Company’s Board of Directors approved these unaudited interim consolidated financial statements. Any subsequent changes to IFRS that will be applied in the Company’s annual consolidated financial statements as at and for the year ended December 31, 2011 could result in the restatement of these interim unaudited consolidated financial statements, including the adjustments recognized on transition to IFRS.

These unaudited interim consolidated financial statements should be read in conjunction with the Company’s Canadian GAAP consolidated financial statements as at December 31, 2010 and December 31, 2009 and for the years ended December 31, 2010, 2009 and 2008, as well as with the Company’s unaudited interim consolidated financial statements as at March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010. In these unaudited interim consolidated financial statements, the term “Canadian GAAP” refers to Canadian GAAP as applicable prior to the adoption of IFRS.

The accompanying unaudited interim consolidated financial statements were prepared on a going concern basis, under the historical cost convention, as modified by the revaluation of held-for-trading financial assets and of the warrant liability, which are measured at fair value through profit or loss (“FVTPL”).

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and the exercise of management’s judgment in applying the Company’s accounting policies. Areas involving a high degree of judgment or complexity and areas where assumptions and estimates are significant to the Company’s consolidated financial statements are discussed in note 2.

(7)

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at September 30, 2011 and for the three-month and nine-month periods ended September 30, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

2	Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS often requires management to make estimates about and apply assumptions or subjective judgment to future events and other matters that affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures. Assumptions, estimates and judgments are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s consolidated financial statements are prepared. Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgments in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS.

Critical accounting estimates and judgments are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.

Management considers the following areas to be those where critical accounting policies affect the significant judgments and estimates used in the preparation of the Company’s consolidated financial statements.

Revenue recognition

Royalty revenues calculated under the “units-of-revenue” method are dependent upon certain assumptions, including expected future third-party net sales of Cetrotide®. Any future changes in the assumptions utilized to determine the amortization of deferred revenues could result in a change in the timing of the Company’s royalty revenue recognition.

Management’s assessments related to the recognition of revenues related to arrangements containing multiple elements are based on estimates and assumptions. Judgment is necessary to identify separate units of accounting and to allocate related consideration to each separate unit of accounting. Where deferral of upfront payments or license fees is deemed appropriate, subsequent revenue recognition is often determined based upon certain assumptions and estimates, including arrangement-specific cash flow projections (discounted using appropriate interest rates), the Company’s continuing involvement in the arrangement, the benefits expected to be derived by the customer and expected patent lives. To the extent that any of the assumptions or estimates change, future operating results could be affected.

Fair value of the short-term investment, warrant liability and stock options

Determining the fair value of short-term investments, warrant liability and stock options requires judgment related to the choice of a pricing model, the estimation of stock price volatility and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on the Company’s future operating results, liabilities or other components of shareholders’ deficiency.

Identifiable intangible assets and goodwill and impairment

The values associated with identifiable intangible assets with finite lives and goodwill are determined by applying significant estimates and assumptions, including those related to cash flow projections, economic risk, discount rates and asset lives.

(8)

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at September 30, 2011 and for the three-month and nine-month periods ended September 30, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Valuations performed in connection with post-acquisition assessments of impairment of identifiable intangible assets are based on estimates that include risk-adjusted future cash flows, which are discounted using appropriate interest rates. Projected cash flows are based on business forecasts, trends and expectations and are therefore inherently judgmental. Future events could cause the assumptions utilized in impairment assessments to change, resulting in a potentially significant effect on the Company’s future operating results due to increased impairment charges, or reversals thereof, or adjustments to amortization charges.

The annual impairment assessment related to goodwill is based on estimates that are derived from current market capitalization and on other factors, including assumptions related to recent industry-specific market analyses. Future events, including a significant reduction in the Company’s share price, could cause the assumptions utilized in the impairment tests to change, resulting in a potentially adverse effect on the Company’s future results due to increased impairment charges.

Employee future benefits

The determination of expense and obligations associated with employee future benefits requires the use of assumptions, such as the discount rate to measure obligations, the projected age of employees upon retirement, the expected rate of future compensation and estimated employee turnover. Because the determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process. Actual results will differ from results that are estimated based on the aforementioned assumptions.

Income taxes

The estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of Group entities’ ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income, which in turn is dependent upon the successful commercialization of the Company’s products. To the extent that management’s assessment of any Group entity’s ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets, and future income tax provisions or recoveries could be affected.

3	Recent accounting pronouncements

In November 2009 and October 2010, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”), which represents the completion of the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement, with a new standard. Per the new standard, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity’s own credit risk in the other comprehensive income or loss section of the entity’s statement of comprehensive loss, rather than within profit or loss. Additionally, IFRS 9 includes revised guidance related to the derecognition of financial instruments. IFRS 9 applies to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company currently is evaluating any impact that this new guidance may have on the Company’s consolidated financial statements.

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements (“IFRS 10”), which builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of a parent company. IFRS 10 also provides

(9)

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at September 30, 2011 and for the three-month and nine-month periods ended September 30, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

additional guidance to assist in the determination of control where this is difficult to assess. IFRS 10 applies to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company currently is evaluating any impact that this new guidance may have on the Company’s consolidated financial statements.

In May 2011, the IASB issued IFRS 11, Joint Arrangements (“IFRS 11”), which enhances accounting for joint arrangements, particularly by focusing on the rights and obligations of the arrangement, rather than the arrangement’s legal form. IFRS 11 also addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities and prohibits proportionate consolidation. IFRS 11 applies to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company currently is evaluating any impact that this new guidance may have on the Company’s consolidated financial statements.

In May 2011, the IASB issued IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), which is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles. IFRS 12 applies to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company currently is evaluating any impact that this new guidance may have on the Company’s consolidated financial statements.

In May 2011, the IASB issued IFRS 13, Fair Value Measurement (“IFRS 13”), which defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 does not determine when an asset, a liability or an entity’s own equity instrument is measured at fair value. Rather, the measurement and disclosure requirements of IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value (with limited exceptions). IFRS 13 applies to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company currently is evaluating any impact that this new guidance may have on the Company’s consolidated financial statements.

In June 2011, the IASB amended IAS 1, Presentation of Financial Statements (“IAS 1”), to change the disclosure of items presented in other comprehensive income into two groups, based on whether those items may be recycled to profit or loss in the future. The amendments to IAS 1 apply to financial statements for annual periods beginning after July 1, 2012, with early adoption permitted. The Company currently is evaluating any impact that this new guidance may have on the Company’s consolidated financial statements.

In June 2011, the IASB issued an amended version of IAS 19, Employee Benefits (“IAS 19”), including the elimination of the option to defer the recognition of actuarial gains and losses (known as the “corridor method”), the streamlining of the presentation of changes in assets and liabilities arising from defined benefit plans and the enhancement of the disclosure requirements for defined benefit plans, including additional information about the characteristics of defined benefit plans and the risks to which entities are exposed through participation in those plans. The amendments to IAS 19 apply to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company currently is evaluating any impact that this new guidance may have on the Company’s consolidated financial statements.

(10)

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at September 30, 2011 and for the three-month and nine-month periods ended September 30, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

4	Development, commercialization and license agreement

On March 8, 2011, the Company entered into an agreement with Yakult Honsha Co. Ltd. (“Yakult”) for the development, manufacture and commercialization of perifosine in all human uses, excluding leishmaniasis, in Japan. Under the terms of this agreement, Yakult made an initial, non-refundable gross upfront payment to the Company of €6,000,000 (approximately $8,412,000). Also per the agreement, the Company will be entitled to receive up to a total of €44,000,000 (approximately $58,646,000) upon achieving certain pre-established milestones, including the occurrence of certain clinical and regulatory events in Japan. Furthermore, the Company will be entitled to receive double-digit royalties on future net sales of perifosine in the Japanese market.

The Company has substantial continuing involvement in the aforementioned arrangement, including the use of commercially reasonable efforts to develop, apply for and obtain relevant regulatory approval for, manufacture and commercialize perifosine outside Japan, which will facilitate the ultimate commercialization process within Japan. Additionally, the Company will ensure a stable supply of perifosine and related trial products to Yakult throughout the ongoing development process and will maintain relevant patent rights over the term of the arrangement. Lastly, per the terms of the aforementioned agreement, the Company has agreed to supply perifosine, on a cost-plus basis, to Yakult following regulatory approval.

The Company has applied the provisions of IAS 18, Revenue, and has determined that all deliverables and performance obligations contemplated by the agreement with Yakult should be accounted for as a single unit of accounting, limited to amounts that are not contingent upon the delivery of additional items or the meeting of other specified performance conditions which are not known, probable or estimable at the time at which the agreement with Yakult was entered into.

The Company has deferred the non-refundable license fee and is amortizing the related payment as revenue on a straight-line basis over the duration of the Company’s continuing involvement in the arrangement, which approximates the estimated life cycle of the product that is currently under development and the expected period over which Yakult will derive value from the use of, and access to, the underlying license.

In determining the period over which license revenues are to be recognized, and in addition to due consideration of the Company’s continuing involvement, as discussed above, the Company considered the remaining expected life of applicable patents as the most reasonable basis for estimating the underlying product’s life cycle. However, the Company may adjust the amortization period based on appropriate facts and circumstances not yet known, including, but not limited to, the extension(s) of patents, the granting of new patents, the economic lives of competing products and other events that would significantly change the duration of the Company’s continuing involvement and performance obligations or benefits expected to be derived by Yakult.

Future milestones will be recognized as revenue individually and in full upon the actual achievement of the related milestone, given the substantive nature of each milestone. Lastly, upon initial commercialization and sale of the developed product, the Company will recognize royalty revenues as earned, based on the contractual percentage applied to the actual net sales achieved by Yakult, as per the aforementioned agreement.

(11)

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at September 30, 2011 and for the three-month and nine-month periods ended September 30, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The Company was required to remit to the Japanese tax authorities $841,000 of the gross proceeds received from Yakult. This amount, which was withheld at the source, was recognized as income tax expense in the consolidated statement of comprehensive income (loss) in accordance with the provisions of IAS 12, Income Taxes.

5	Trade and other receivables

	As at September 30, 2011	As at December 31, 2010
	$	$
Trade accounts receivable	4,692	4,555
Value added tax	663	595
Other	106	271

	5,461	5,421

6	Inventory

	As at September 30, 2011	As at December 31, 2010
	$	$
Raw materials	1,232	1,899
Work in progress	2,496	1,412
Finished goods	452	—

	4,180	3,311

7	Identifiable intangible assets

The change in the carrying value of the Company’s identifiable intangible assets with finite useful lives, consisting entirely of in-process research and development costs, patents and trademarks, is summarized below.

	Nine months ended September 30, 2011
	Historical cost	Accumulated amortization	Carrying value
Balances – Beginning of period	39,141	(35,842)	3,299
Addition	69	—	69
Impairment loss	—	(1,093)	(1,093)
Recurring amortization expense	—	(429)	(429)
Impact of foreign exchange rate changes	(186)	280	94

Balances – End of period	39,024	(37,084)	1,940

(12)

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at September 30, 2011 and for the three-month and nine-month periods ended September 30, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

During the three-month period ended September 30, 2011, an impairment loss was recognized based on the results of impairment testing of the Company’s Cetrotide® asset. The impairment loss was recognized predominantly to take into account management’s lower trend estimates related to the commercialization of Cetrotide®, due to changes in the competitive environment in the Japanese market.

Management determined that the recoverable amount of Cetrotide®, as at September 30, 2011, was equivalent to the asset’s value in use, as defined by IAS 36, Impairment of Assets. Value in use was determined by applying a discount rate of 20%—a pre-tax rate that reflects both current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted—to the estimated future cash flows deemed to be attributable to the use of Cetrotide®. More specifically, the discount rate represents an estimate of a reasonable return that would be expected by an investor in an arm’s length monetization transaction in respect of future Cetrotide®-derived cash flows.

Following management’s analyses, which demonstrated that the remaining carrying value of Cetrotide® was no longer recoverable, an impairment charge of approximately $1,093,000, was recorded during the three-month period ended September 30, 2011 as additional amortization expense, which in turn is included within selling expenses in the accompanying consolidated statement of comprehensive income (loss).

8	Payables and accrued liabilities

	As at September 30, 2011	As at December 31, 2010
	$	$
Trade accounts payable	6,849	6,388
Salaries, employment taxes and benefits	594	1,427
Current portion of warrant liability	110	955
Accrued R&D costs	1,134	615
Accrued Cetrotide® services and deliveries	828	221
Other	556	654

	10,071	10,260

(13)

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at September 30, 2011 and for the three-month and nine-month periods ended September 30, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

9	Warrant liability

The change in the Company’s warrant liability can be summarized as follows:

Nine months ended September 30, 2011
$

Balance – Beginning of period*	14,367
Share purchase warrants exercised during the period	(2,580)
Change in fair value of share purchase warrants	(2,312)
Change in value attributable to foreign exchange rate changes	(1)

9,474
Less: current portion	110

Balance – End of period	9,364

*	Includes current portion of $955 and non-current portion of $13,412.

A summary of the activity related to the Company’s share purchase warrants is provided below.

	Nine months ended September 30, 2011		Year ended December 31, 2010
	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)

Balance – Beginning of period	12,923,390	1.53	4,110,603	1.70
Granted	—	—	9,111,604	1.44
Exercised	(1,657,286)	1.30	(298,817)	1.32

Balance – End of period	11,266,104	1.56	12,923,390	1.53

(14)

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at September 30, 2011 and for the three-month and nine-month periods ended September 30, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The table presented below shows the inputs and assumptions applied to the Black-Scholes pricing model in order to determine the fair value of warrants outstanding as at September 30, 2011.

	June 2009 Investor Warrants	June 2009 Compensation Warrants	October 2009 Investor Warrants	October 2009 Compensation Warrants	April 2010 Investor Warrants	June 2010 Investor Warrants	June 2010 Compensation Warrants
Number of equivalent shares	1,861,702	287,234	733,334	128,333	4,444,444	3,546,879	264,178
Market-value per share price	$1.52	$1.52	$1.52	$1.52	$1.52	$1.52	$1.52
Exercise price	$2.06	$2.35	$1.25	$1.50	$1.50	$1.37	$1.72
Risk-free annual interest rate	0.13%	0.13%	0.44%	0.14%	0.71%	0.62%	0.61%
Expected volatility	68.18%	68.18%	103.15%	58.51%	97.76%	100.21%	100.36%
Expected life (years)	0.23	0.23	3.06	1.06	4.06	3.73	3.71
Expected dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

The Black-Scholes valuation methodology uses “Level 2” inputs in calculating fair value, as defined in IFRS 7, Financial Instruments: Disclosures (“IFRS 7”), and as discussed in note 16.

10	Provision and other non-current liabilities

	As at September 30, 2011	As at December 31, 2010
	$	$
Onerous lease provision	346	388
Other	188	183

	534	571

11	Share capital

Common shares issued in connection with “At-the-Market” (“ATM”) sales agreements

February ATM Sales Agreement

On February 22, 2011, the Company entered into an ATM sales agreement (the “February ATM Sales Agreement”), under which the Company was able, at its discretion and from time to time during the 24-month term of the agreement, to sell up to 12,500,000 of its common shares through ATM issuances on the Nasdaq Stock Market for aggregate gross proceeds not to exceed $19,750,831. The February ATM Sales Agreement provided that common shares were to be sold at market prices prevailing at the time of sale, and, as a result, prices varied.

(15)

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at September 30, 2011 and for the three-month and nine-month periods ended September 30, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The Company issued a total of 9,964,548 common shares under the February ATM Sales Agreement for aggregate gross proceeds of $19,749,945, less cash transaction costs of $592,498 and previously deferred transaction costs of $207,000.

June ATM Sales Agreement

On June 29, 2011, the Company entered into an additional ATM sales agreement (the “June ATM Sales Agreement”), under which the Company may, at its discretion, from time to time during the 24-month term of the agreement, sell up to 9,500,000 of its common shares through ATM issuances on the Nasdaq Stock Market for aggregate gross proceeds not to exceed $24,000,000. The June ATM Sales Agreement provides that common shares may be sold at market prices prevailing at the time of sale, and, as a result, prices may vary.

Through September 30, 2011, the Company has issued a total of 4,557,055 common shares under the June ATM Sales Agreement for aggregate gross proceeds of $9,590,533, less cash transaction costs of $368,910 and previously deferred transaction costs of $162,407.

Stock options

The following table summarizes the activity under the Company’s stock option plan.

	Nine months ended September 30, 2011				Year ended December 31, 2010
	Canadian Dollar Options		US Dollar Options		Canadian Dollar Options		US Dollar Options
	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (US$)

Balance - Beginning of period	6,558,679	2.55	293,334	2.83	5,920,588	2.72	293,334	2.83
Granted	15,000	1.93	20,000	2.36	1,088,525	1.51	—	—
Exercised	(144,048)	0.90	—	—	(124,068)	0.90	—	—
Forfeited	—	—	—	—	(74,699)	0.95	—	—
Expired	—	—	—	—	(251,667)	3.22	—	—

Balance - End of period	6,429,631	2.59	313,334	2.80	6,558,679	2.55	293,334	2.83

(16)

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at September 30, 2011 and for the three-month and nine-month periods ended September 30, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

12	Employee benefits expenses

The Company’s employee benefits expenses include the following:

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
	$	$	$	$
Salaries, employment taxes and short-term benefits	2,947	2,699	9,559	9,042
Employee future benefits	93	202	361	656
Share-based compensation costs	170	257	1,137	958

Total employee benefits expenses	3,210	3,158	11,057	10,656

13	Finance income and finance costs

Components of the Company’s finance income and finance costs can be summarized as follows:

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
	$	$	$	$
Finance income
Change in fair value of warrant liability	6,178	—	2,312	—
Net gains due to changes in foreign currency exchange rates	2,821	—	1,079	656
Interest income	64	22	136	111
Gain on held-for-trading financial instrument	261	—	1,278	—

	9,324	22	4,805	767

Finance costs
Change in fair value of warrant liability	—	(1,355)	—	(1,799)
Net losses due to changes in foreign currency exchange rates	—	(3,129)	—	—
Unwinding of discount	(2)	(2)	(6)	(6)

	(2)	(4,486)	(6)	(1,805)

	9,322	(4,464)	4,799	(1,038)

(17)

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at September 30, 2011 and for the three-month and nine-month periods ended September 30, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

14	Supplemental disclosure of cash flow information

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
	$	$	$	$

Changes in operating assets and liabilities
Trade and other receivables	(1,510)	2,605	(258)	1,209
Inventory	343	119	(892)	228
Prepaid expenses and other current assets	(901)	(643)	(2,323)	(2,188)
Deferred charges and other long-term assets	(4)	21	(397)	(120)
Payables and accrued liabilities	(1,538)	(2,055)	362	(3,024)
Provision and other non-current liabilities	—	—	(24)	—
Deferred revenues	—	—	8,412	—
Income taxes	—	(569)	110	(900)

	(3,610)	(522)	4,990	(4,795)

During the nine-month period ended September 30, 2011, the Company paid approximately $841,000 for income taxes, as discussed in note 4.

15	Capital disclosures

The Company’s objective in managing capital, primarily composed of shareholders’ deficiency and cash and cash equivalents, is to ensure sufficient liquidity to fund research and development activities, general and administrative expenses, working capital and capital expenditures.

The Company’s priority is to optimize its liquidity needs by non-dilutive sources, including the sale of non-core assets, investment tax credits and grants, interest income, licensing and related services and royalties. More recently, however, the Company has raised or may raise additional capital via registered direct offerings and drawdowns related to the ATM sales agreements discussed in note 11.

The capital management objective of the Company remains the same as that of previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company’s product development pipeline.

The Company is not subject to any capital requirements imposed by any regulators or by any other external source.

(18)

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at September 30, 2011 and for the three-month and nine-month periods ended September 30, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

16	Financial instruments and financial risk management

Financial assets (liabilities) as at September 30, 2011 and December 31, 2010 are presented below.

September 30, 2011	Loans and receivables	Financial liabilities at FVTPL	Other financial liabilities	Total
	$	$	$	$

Cash and cash equivalents	48,114	—	—	48,114
Trade and other receivables (note 5)	5,461	—	—	5,461
Restricted cash	828	—	—	828
Payables and accrued liabilities (note 8)	—	—	(9,961)	(9,961)
Long-term payable*	—	—	(86)	(86)
Warrant liability (note 9)*	—	(9,474)	—	(9,474)
Other non-current liabilities (note 10)	—	—	(188)	(188)

	54,403	(9,474)	(10,235)	34,694

*	Includes current and non-current portions.

December 31, 2010	Financial asset at FVTPL	Loans and receivables	Financial liabilities at FVTPL	Other financial liabilities	Total
	$	$	$	$	$

Cash and cash equivalents	—	31,998	—	—	31,998
Short-term investment	1,934	—	—	—	1,934
Trade and other receivables (note 5)	—	5,421	—	—	5,421
Restricted cash	—	827	—	—	827
Payables and accrued liabilities (note 8)	—	—	—	(9,305)	(9,305)
Long-term payable*	—	—	—	(150)	(150)
Warrant liability (note 9)*	—	—	(14,367)	—	(14,367)
Other non-current liabilities (note 10)	—	—	—	(183)	(183)

	1,934	38,246	(14,367)	(9,638)	16,175

*	Includes current and non-current portions.

(19)

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at September 30, 2011 and for the three-month and nine-month periods ended September 30, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Fair value

The Black-Scholes valuation methodology uses “Level 2” inputs in calculating fair value, as defined in IFRS 7, which establishes a hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The input levels discussed in IFRS 7 are:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –	Inputs other than quoted prices included within Level 1 that are observable for an asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).

Level 3 –	Inputs for an asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of the Company’s cash and cash equivalents, short-term investment (2010 only), trade and other receivables, restricted cash, payables, accrued liabilities, long-term payable and other long-term liabilities approximate their fair values due to their short-term maturities or to the prevailing interest rates of the related instruments, which are comparable to those of the market.

Market risk

Share price risk

The change in fair value of the Company’s warrant liability, which is measured at FVTPL, results from the periodic “mark-to-market” revaluation, via the application of the Black-Scholes option pricing model, of currently outstanding share purchase warrants. The Black-Scholes valuation is impacted, among other inputs, by the market price of the Company’s common shares. As a result, the change in fair value of the warrant liability, which is reported as finance income (costs) in the accompanying interim consolidated statements of comprehensive income (loss), has been and may continue in future periods to be materially affected most notably by changes in the Company’s common share price, which on the Nasdaq market, has decreased from $1.72 as at December 31, 2010 and from $2.20 as at June 30, 2011 to $1.52 as at September 30, 2011.

Foreign currency risk

Since the Company operates internationally, it is exposed to currency risks as a result of potential exchange rate fluctuations related to non-intragroup transactions. In particular, fluctuations in the US dollar exchange rates against the EUR could have a potentially significant impact on the Company’s results of operations. The following variations are reasonably possible over a 12-month period:

•	Foreign exchange rate variation of -5% (depreciation of the EUR) and +5%

(appreciation of the EUR) against the US$, from a period-end rate of EUR1 = US$1.3329.

(20)

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at September 30, 2011 and for the three-month and nine-month periods ended September 30, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

If these variations were to occur, the impact on the Company’s net loss for each category of financial instruments held at September 30, 2011 would be as follows:

		Balances denominated in US$
	Carrying amount	-5%	+5%
	$	$	$

Cash and cash equivalents	44,268	2,213	(2,213)
Warrant liability*	9,474	(474)	474

Total impact on net income – increase/(decrease)		1,739	(1,739)

*	Includes current and non-current portions.

17	Net income (loss) per share

The following table sets forth pertinent data relating to the computation of basic and diluted net income (loss) per share attributable to common shareholders.

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
	$	$	$	$
Net income (loss)	1,078	(9,920)	(19,548)	(21,841)

Basic weighted average number of shares outstanding	97,288,674	83,139,620	91,608,826	73,122,927
Dilutive effect of share purchase warrants	2,327,227	—	2,068,226	—
Dilutive effect of stock options	1,248,096	314,155	1,232,013	298,818

Diluted weighted average number of shares outstanding	100,863,997	83,453,775	94,909,065	73,421,745

Items excluded from the calculation of diluted net income (loss) per share because the exercise price was greater than the average market price of the common shares or due to their anti-dilutive effect

Stock options	2,825,429	4,243,069	2,932,077	4,354,969
Share purchase warrants (number of equivalent shares)	2,148,936	13,105,540	2,148,936	13,105,540

(21)

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at September 30, 2011 and for the three-month and nine-month periods ended September 30, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

For the nine-month period ended September 30, 2011, and for the three-month and nine-month periods ended September 30, 2010, the diluted net income (loss) per share was the same as the basic net income (loss) per share, since the effect of the assumed exercise of stock options and warrants to purchase common shares is anti-dilutive. Accordingly, the diluted net loss per share for those periods was calculated using the basic weighted average number of shares outstanding.

The weighted average number of shares is influenced most notably by share issuances made in connection with financing activities, such as ATM drawdowns, which resulted in the issuance of a total of 14,521,603 common shares (see note 11) during the nine-month period ended September 30, 2011. See also note 19.

18	Transition to IFRS

The Company’s consolidated financial statements as at and for the year ended December 31, 2011 will be the first annual financial statements that comply with IFRS.

The accompanying unaudited interim consolidated financial statements, prepared as described in note 1, reflect the relevant provisions of IFRS 1. IFRS 1 is based on the principle that the adoption of IFRS should be applied retrospectively. Retrospective application necessitates that comparative financial information be provided, and, as a result, the first date at which the Company has applied IFRS was January 1, 2010 (the “Transition Date”). However, IFRS 1 offers certain optional exemptions and mandatory exceptions to the retrospective application of IFRS to first-time preparers of IFRS financial statements. Those exemptions and exceptions, which are relevant to the Company, have been discussed in note 21 to the Company’s unaudited interim consolidated financial statements as at March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010.

Reconciliation of Canadian GAAP to IFRS

Reconciliations of shareholders’ equity (deficiency) as at December 31, 2010 and September 30, 2010 and comprehensive loss for the three-month and nine-month periods ended September 30, 2010 are provided below. The Company’s first-time adoption of IFRS did not have any significant impact on previously reported cash flows from operating activities, financing activities or investing activities.

Reconciliation of shareholders’ equity (deficiency)		As at December 31, 2010	As at September 30, 2010
		$	$
Shareholders’ equity under Canadian GAAP		12,439	14,791
IFRS adjustments attributable to:
Impairment of Cetrotide® asset	(a)	(11,179)	(11,600)
Derecognition of deferred transaction costs	(b)	(3,947)	(4,139)
Liability accounting for share purchase warrants	(c)	(14,367)	(10,726)
Onerous lease provision	(d)	(312)	(325)
Termination benefit adjustment	(e)	(209)	(320)

Shareholders’ deficiency under IFRS		(17,575)	(12,319)

(22)

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at September 30, 2011 and for the three-month and nine-month periods ended September 30, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Reconciliation of comprehensive loss		Three months ended September 30, 2010	Nine months ended September 30, 2010
		$	$
Comprehensive loss under Canadian GAAP		(8,127)	(20,277)
IFRS adjustments attributable to:
Impairment of Cetrotide® asset	(a)	225	688
Derecognition of deferred transaction costs	(b)	123	375
Liability accounting for share purchase warrants	(c)	(292)	(2,240)
Onerous lease provision	(d)	13	39
Termination benefit adjustment	(e)	14	43
Share-based compensation	(f)	144	(269)
Foreign currency translation adjustments to shareholders’ deficiency	(g)	(2,668)	467

Comprehensive loss under IFRS		(10,568)	(21,174)

Explanatory notes

The following section discusses the changes in accounting policies that resulted in the adjustments shown in the preceding reconciliations.

(a)	Impairment of assets

Under Canadian GAAP, property, plant and equipment and intangible assets with finite lives were reviewed for impairment whenever events or circumstances indicated that the carrying values of those assets may not be recoverable. Impairments were deemed to exist when the carrying value of the asset or asset group was greater than the undiscounted future cash flows expected to be provided by the asset or asset group. The amount of impairment loss, if any, was equivalent to the excess of the asset’s or asset group’s carrying value over fair value, which in turn was determined based upon discounted cash flows or appraised values, depending on the nature of assets.

Under IFRS, once an indication of impairment is identified, similar to Canadian GAAP, an entity is required to make a formal estimate of recoverable amount. However, unlike Canadian GAAP, the carrying amount of an asset that is subject to impairment testing under IFRS is compared to the higher of fair value less costs to sell or value in use. Where the recoverable amount of an asset subject to impairment testing is compared to the asset’s value in use, any future cash flows expected to be provided by the asset are discounted, unlike Canadian GAAP.

As a result of the change in measurement methodology, the Company recognized an additional impairment charge, amounting to $12,907,000 as of the Transition Date related to the intangible asset, Cetrotide®, since the carrying amount of that asset exceeded its recoverable amount. The Company has adjusted related amortization charges in the Company’s comparative quarterly and year-to-date consolidated statements of comprehensive loss for the year ended December 31, 2010.

(23)

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at September 30, 2011 and for the three-month and nine-month periods ended September 30, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

(b)	Deferred transaction costs

Under Canadian GAAP, transaction costs incurred in connection with the Company’s December 2008 sale to Cowen Healthcare Royalty Partners L.P. of the Company’s rights to royalties on future sales of Cetrotide® were capitalized as deferred charges and were being amortized based on the “units-of-revenue” method and over the same period in which the related deferred revenues were recognized as royalty revenues.

Under IFRS, the related transaction costs have been charged to expense as incurred.

As a result, the Company has derecognized the remaining unamortized portion of the deferred transaction costs, amounting to $4,747,000, as of the Transition Date and has reversed any related amortization expense in the Company’s comparative quarterly and year-to-date consolidated statements of comprehensive loss for the year ended December 31, 2010.

(c)	Accounting for share purchase warrants

Under Canadian GAAP, the Company had classified and was accounting for all of its outstanding common share purchase warrants as equity, on the basis that the warrants did not embody a contractual obligation on the Company to deliver cash or another financial asset to the holder of those warrants. All share purchase warrants issued in connection with the Company’s registered direct offerings contain a written put option, arising upon the occurrence of a Fundamental Transaction, as defined in all outstanding warrants and including a change in control. The exercise of the put options was not considered to be probable at any reporting date under Canadian GAAP.

Under IFRS, financial instruments that have terms whereby the issuer of the instrument does or could in the future not have the unconditional right to avoid delivering cash must be classified as a liability and measured at FVTPL. Additionally, IFRS requires that any transaction costs on financial instruments carried at FVTPL be expensed immediately, and not included in the initial measurement of the instrument.

As a result of the presence of the aforementioned put options, and despite the fact that the repurchase feature is conditional on a defined contingency, the share purchase warrants are required to be classified as a liability under IFRS, since such a contingency ultimately could result in the transfer of assets by the Company. As a result, all share purchase warrants are classified as a liability and are measured at fair value, or $1,664,000 as of the Transition Date, and any periodic changes in fair value are recognized as gains or losses through profit or loss. Transaction costs related to the FVTPL instruments were expensed under IFRS.

(d)	Onerous lease provision

Under Canadian GAAP, there is no single standard that provides guidance related to the identification or accounting for provisions, nor are provisions specifically defined. Additionally, onerous contracts are not specifically referred to under Canadian GAAP. Implicit references to onerous arrangements are derived from broader principles underlying the definition of a contingency or liability and oftentimes are limited in practice to an entity’s exit or restructuring activities.

(24)

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at September 30, 2011 and for the three-month and nine-month periods ended September 30, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Under IFRS, accounting for onerous contracts, defined as contracts in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it, is explicitly prescribed. Furthermore, the Company is required to determine, at each reporting date, whether any onerous contracts exist, and, if the Company has a contract that is deemed to be onerous, the present obligation under that contract must be recognized and measured as a provision.

The Company determined that it had a lease arrangement that was partially onerous as of the Transition Date, and as a result, a provision of $367,000 was recognized at that date.

(e)	Employee benefits

Actuarial gains and losses

Under Canadian GAAP, all actuarial gains and losses arising in the calculation of the Company’s defined benefit obligation have been recorded in profit or loss as incurred.

Under IFRS, actuarial gains and losses may be recognized, as incurred, in other comprehensive income or loss, provided that the Company does so for all of its defined benefit plans and all of its actuarial gains and losses.

Management has chosen to recognize actuarial gains and losses as incurred directly in other comprehensive loss beginning on the Transition Date. As a result, the Company adjusted its employee benefit expenses to remove net actuarial gains, amounting to $191,000 for the year ended December 31, 2010. Instead, the net actuarial gains have been recorded directly in other comprehensive loss, net of tax, in the deficit in the consolidated statement of financial position as at December 31, 2010, without recycling to the consolidated statement of comprehensive loss in subsequent periods.

Termination benefits

Certain Group employees in Germany are eligible to participate in a partial retirement program, which is composed of a full-time service period and an inactive period, where the employee receives 50% of his or her salary for each year as well as an annual bonus during the entire partial retirement period.

Under Canadian GAAP, the annual bonus to be paid in the inactive period is recognized as expense on a pro rata basis over the full-time service period.

Under IFRS, the entire bonus element of the partial retirement arrangement is recognized as an expense immediately when the related partial retirement agreement is established.

As a result, the Company has recognized an additional liability, amounting to $381,000, to reflect the aggregate bonus element of the partial retirement arrangement as of the Transition Date.

(25)

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at September 30, 2011 and for the three-month and nine-month periods ended September 30, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

(f)	Share-based payments

Under Canadian GAAP, for share-based awards with graded vesting, the Company recognizes the fair value of the award (all tranches) on a straight-line basis over the underlying vesting period. Additionally, forfeitures of awards are not estimated at the date of grant and therefore are not included in the calculation of the grant-date fair value. Instead, all forfeitures of awards are recognized as they occur.

Under IFRS, each tranche of a share-based award with graded vesting is treated as a separate award, and the resulting compensation expense is recognized for each tranche over its distinct vesting period. Furthermore, expected forfeitures of awards are required to be estimated at the date of grant and therefore are factored into the determination of fair value.

The Company has adjusted its periodic share-based compensation expense for underlying awards in order to reflect the change in policy related to graded vesting and estimated expected forfeitures.

(g)	Cumulative translation adjustment

Full retrospective application of IFRS would require an entity to determine the cumulative foreign currency translation differences, as per the provisions of IAS 21, The Effects of Changes in Foreign Exchange Rates, from the date that a subsidiary or an equity-method investee was acquired. IFRS 1 permits a first-time adopter to reset any cumulative translation differences that existed at the date of transition to IFRS to zero. The Company has elected to reset its cumulative translation adjustment balance to zero on January 1, 2010, with a corresponding adjustment to the Company’s Transition Date deficit.

Reconciliations of consolidated financial statements

Presented below are reconciliations of the Company’s consolidated financial statements previously prepared under Canadian GAAP to the consolidated financial statements prepared in accordance with IFRS.

(26)

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at September 30, 2011 and for the three-month and nine-month periods ended September 30, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Reconciliation of Consolidated Statement of Financial Position as at September 30, 2010

Canadian GAAP accounts	Canadian GAAP balances	IFRS adjustments	IFRS reclassifications	IFRS balances	IFRS accounts
	$	$	$	$
ASSETS					ASSETS
Current assets					Current assets
Cash and cash equivalents	39,866	—	—	39,866	Cash and cash equivalents
Accounts receivable
Trade	1,236	—	970	2,206	Trade and other receivables
Other	851	—	(851)	—
Income taxes	119	—	(119)	—
Inventory	4,052	—	—	4,052	Inventory
Prepaid expenses and other current assets	1,134	(407)	—	727	Prepaid expenses and other current assets

	47,258	(407)	—	46,851
Restricted cash	841	—	—	841	Restricted cash
Property, plant and equipment	3,357	—	—	3,357	Property, plant and equipment
Deferred charges and other long-term assets	4,534	(3,732)	—	802	Deferred charges and other non-current assets
Intangible assets	15,098	(11,600)	—	3,498	Identifiable intangible assets
Goodwill	9,772	—	—	9,772	Goodwill

	80,860	(15,739)	—	65,121

LIABILITIES					LIABILITIES
Current liabilities					Current liabilities
Accounts payable and accrued liabilities	8,747	(76)	—	8,671	Payables and accrued liabilities
Deferred revenues	4,566	—	—	4,566	Deferred revenues
Current portion of long-term payable	58	—	—	58	Current portion of long-term payable

	13,371	(76)	—	13,295
Deferred revenues	40,721	—	—	40,721	Deferred revenues
	—	10,726	—	10,726	Warrant liability
Long-term payable	87	—	—	87	Long-term payable
Employee future benefits	11,824	320	—	12,144	Employee future benefits
Other long-term liability	66	402	—	468	Provision and other non-current liabilities

	66,069	11,371	—	77,440

SHAREHOLDERS’ EQUITY					SHAREHOLDERS’ DEFICIENCY
Share capital	59,636	635	—	60,271	Share capital
Warrants	9,629	(9,629)	—	—
Other capital	80,622	269	—	80,891	Other capital
Deficit	(148,015)	(6,133)	—	(154,148)	Deficit
Accumulated other comprehensive income	12,919	(12,252)	—	667	Accumulated other comprehensive income

	14,791	(27,110)	—	(12,319)

	80,860	(15,739)	—	65,121

(27)

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at September 30, 2011 and for the three-month and nine-month periods ended September 30, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Reconciliation of Consolidated Statement of Comprehensive Loss for the three months ended September 30, 2010

Canadian GAAP accounts	Canadian GAAP balances	IFRS adjustments	IFRS reclassifications	IFRS balances	IFRS accounts
	$	$	$	$
Revenues					Revenues
Sales and royalties	5,463	—	—	5,463	Sales and royalties
License fees and other	263	—	—	263	License fees and other

	5,726	—	—	5,726

Operating expenses					Operating expenses
Cost of sales, excluding depreciation and amortization	4,292	—	—	4,292	Cost of sales
Research and development costs, net of tax credits and grants	4,061	279	—	4,340	Research and development costs, net of tax credits and grants
Selling, general and administrative expenses	2,859	(198)	(111)	2,550	Selling, general and administrative expenses
Depreciation and amortization
Property, plant and equipment	239	(239)	—	—
Intangible assets	363	(363)	—	—

	11,814	(521)	(111)	11,182

Loss from operations	(6,088)	521	111	(5,456)	Loss from operations

Other income
Interest income	22	—	—	22	Finance income
Foreign exchange loss	(4,081)	1,063	3,018	—
	—	(1,357)	(3,129)	(4,486)	Finance costs

	(4,059)	(294)	(111)	(4,464)	Net finance costs

Net loss	(10,147)	227	—	(9,920)	Net loss

Other comprehensive income (loss):					Other comprehensive income (loss):
Foreign currency translation adjustments	2,020	(2,668)	—	(648)	Foreign currency translation adjustments

Comprehensive loss	(8,127)	(2,441)	—	(10,568)	Comprehensive loss

Net loss per share					Net loss per share
Basic and diluted	(0.12)	0.00	—	(0.12)	Basic and diluted

Weighted average number of shares					Weighted average number of shares
Basic and diluted	83,139,620	—	—	83,139,620	Basic and diluted

(28)

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at September 30, 2011 and for the three-month and nine-month periods ended September 30, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Reconciliation of Consolidated Statement of Comprehensive Loss for the nine months ended September 30, 2010

Canadian GAAP accounts	Canadian GAAP balances	IFRS adjustments	IFRS reclassifications	IFRS balances	IFRS accounts
	$	$	$	$
Revenues					Revenues
Sales and royalties	16,344	—	—	16,344	Sales and royalties
License fees and other	1,388	—	—	1,388	License fees and other

	17,732	—	—	17,732

Operating expenses					Operating expenses
Cost of sales, excluding depreciation and amortization	13,324	—	—	13,324	Cost of sales
Research and development costs, net of tax credits and grants	14,791	1,068	—	15,859	Research and development costs, net of tax credits and grants
Selling, general and administrative expenses	8,780	630	(58)	9,352	Selling, general and administrative expenses
Depreciation and amortization
Property, plant and equipment	744	(744)	—	—
Intangible assets	1,110	(1,110)	—	—

	38,749	(156)	(58)	38,535

Loss from operations	(21,017)	156	58	(20,803)	Loss from operations

Other income
Interest income	111	—	656	767	Finance income
Foreign exchange gain	429	1,091	(1,520)	—
	—	(2,611)	806	(1,805)	Finance costs

	540	(1,520)	(58)	(1,038)	Net finance income (costs)

Net loss	(20,477)	(1,364)	—	(21,841)	Net loss

Other comprehensive income (loss):					Other comprehensive income (loss):
Foreign currency translation adjustments	200	467	—	667	Foreign currency translation adjustments

Comprehensive loss	(20,277)	(897)	—	(21,174)	Comprehensive loss

Net loss per share					Net loss per share
Basic and diluted	(0.28)	(0.02)	—	(0.30)	Basic and diluted

Weighted average number of shares					Weighted average number of shares
Basic and diluted	73,122,927	—	—	73,122,927	Basic and diluted

(29)

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at September 30, 2011 and for the three-month and nine-month periods ended September 30, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Reconciliation of Consolidated Statement of Financial Position as at December 31, 2010

Canadian GAAP accounts	Canadian GAAP balances	IFRS adjustments	IFRS reclassifications	IFRS balances	IFRS accounts
	$	$	$	$
ASSETS					ASSETS
Current assets					Current assets
Cash and cash equivalents	31,998	—	—	31,998	Cash and cash equivalents
Short-term investment	1,934	—	—	1,934	Short-term investment
Accounts receivable
Trade	4,555	—	866	5,421	Trade and other receivables
Other	748	—	(748)	—
Income taxes	118	—	(118)	—
Inventory	3,311	—	—	3,311	Inventory
Prepaid expenses and other current assets	1,511	(366)	—	1,145	Prepaid expenses and other current assets

	44,175	(366)	—	43,809
Restricted cash	827	—	—	827	Restricted cash
Property, plant and equipment	3,096	—	—	3,096	Property, plant and equipment
Deferred charges and other long-term assets	4,384	(3,581)	—	803	Deferred charges and other non-current assets
Intangible assets	14,478	(11,179)	—	3,299	Identifiable intangible assets
Goodwill	9,614	—	—	9,614	Goodwill

	76,574	(15,126)	—	61,448

LIABILITIES					LIABILITIES
Current liabilities					Current liabilities
Accounts payable and accrued liabilities	9,382	878	—	10,260	Payables and accrued liabilities
Deferred revenues	4,045	—	—	4,045	Current portion of deferred revenues
Current portion of long-term payable	60	—	—	60	Current portion of long-term payable

	13,487	878	—	14,365

Deferred revenues	39,052	—	—	39,052	Deferred revenues
	—	13,412	—	13,412	Warrant liability
Long-term payable	90	—	—	90	Long-term payable
Employee future benefits	11,324	209	—	11,533	Employee future benefits
Other long-term liability	182	389	—	571	Provision and other non-current liabilities

	64,135	14,888	—	79,023

SHAREHOLDERS’ EQUITY					SHAREHOLDERS’ DEFICIENCY
Share capital	60,149	751	—	60,900	Share capital
Warrants	9,493	(9,493)	—	—
Other capital	80,785	306	—	81,091	Other capital
Deficit	(150,756)	(9,811)	—	(160,567)	Deficit
Accumulated other comprehensive income	12,768	(11,767)	—	1,001	Accumulated other comprehensive income

	12,439	(30,014)	—	(17,575)

	76,574	(15,126)	—	61,448

(30)

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at September 30, 2011 and for the three-month and nine-month periods ended September 30, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

19	Subsequent events

From October 1, 2011 through November 9, 2011, the Company issued a total of 3,831,489 common shares under the June ATM Sales Agreement for aggregate gross proceeds of $6,227,501, less cash transaction costs of $186,825.

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